Exhibit 99.1

ANNUAL INFORMATION FORM

of

AETERNA ZENTARIS INC.

FOR THE YEAR ENDED DECEMBER 31, 2020

March 24, 2021

TABLE OF CONTENTS

CERTAIN REFERENCES AND FORWARD-LOOKING STATEMENTS	1

CORPORATE STRUCTURE	2

GENERAL DEVELOPMENT OF THE BUSINESS	3

DESCRIPTION OF THE BUSINESS	6

RISK FACTORS	16

DIVIDEND POLICY	36

CAPITAL STRUCTURE	36

MARKET FOR SECURITIES	37

DIRECTORS AND OFFICERS	38

AUDIT COMMITTEE DISCLOSURE	42

LEGAL AND ADMINISTRATIVE PROCEEDINGS	43

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	43

TRANSFER AGENT	43

MATERIAL CONTRACTS	43

INTEREST OF EXPERTS	46

ADDITIONAL INFORMATION	46

SCHEDULE A	47

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CERTAIN REFERENCES AND FORWARD-LOOKING STATEMENTS

Except where the context otherwise requires, all references in this Annual Information Form (“AIF”) to the “Company”, “Aeterna Zentaris”, “Aeterna”, “we”, “us”, “our” or similar words or phrases are to Aeterna Zentaris Inc. and its subsidiaries, taken together. In this AIF, references to “$” and “U.S.$” are to United States (“U.S.”) dollars, references to “CAN$” are to Canadian dollars, references to “EUR” and “€” are to euros, and references to “£” are to British Pounds. Unless otherwise indicated, all information contained in this AIF is presented as at December 31, 2020. Words importing the singular number include the plural, and vice versa, and words importing any gender include all genders.

All share, option and share purchase warrant as well as per share, option and share purchase warrant information presented in this AIF have been adjusted, including proportionate adjustments being made to each option and share purchase warrant exercise price, to reflect and to give effect to a share consolidation (or reverse stock split), on November 17, 2015, of our issued and outstanding common shares (the “Common Shares”) on a 100-to-1 basis (the “Share Consolidation”). The Share Consolidation affected all shareholders, optionholders and warrantholders uniformly and thus did not materially affect any securityholder’s percentage of ownership interest.

This AIF also contains certain information regarding products or product candidates that may potentially compete with our products and product candidates, and such information has been primarily derived from information made publicly available by the companies developing such potentially competing products and product candidates and has not been independently verified by Aeterna Zentaris.

None of the documents or information found on our website, or any other website referenced in this AIF, shall be deemed to be included in or incorporated by reference into this AIF, unless such document is specifically incorporated herein by reference. The U.S. Securities and Exchange Commission (the “SEC”) also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Similar information about the Company that has been filed with the Canadian securities regulatory authorities can be found on www.sedar.com.

Certain statements contained in this AIF constitute “forward-looking statements” within the meaning of applicable securities laws, including the safe-harbor provision of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may relate to the Company’s future outlook and anticipated events or results, and may include statements regarding the financial position, business strategy, growth strategy, budgets, operations, financial results, taxes, dividends, plans and objectives of the Company. Particularly, statements regarding future results, performance, achievements, prospects or opportunities of the Company are forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements are based on the opinions and estimates of the Company as of the date of this AIF, and they are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to the factors described in “Risk Factors” and those set out below:

●	our ability to efficiently commercialize or out-license Macrilen™ (macimorelin);

●	our reliance on the success of the pediatric clinical trial in Europe and U.S. for Macrilen™ (macimorelin);

●	the degree of market acceptance of Macrilen™ in the U.S. and of macimorelin in Europe;

●	our ability to obtain necessary approvals from the relevant regulatory authorities to enable us to use the desired brand names for our product;

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●	the ability of our commercial partner to successfully negotiate pricing and reimbursement in key markets in Europe for macimorelin;

●	any evaluation of potential strategic alternatives to maximize potential future growth and shareholder value may not result in any such alternative being pursued, and even if pursued, may not result in the anticipated benefits;

●	our ability to take advantage of business opportunities in the pharmaceutical industry;

●	our ability to protect our intellectual property; and

●	the potential of liability arising from shareholder lawsuits and general changes in economic conditions.

These risk factors are not intended to represent a complete list of the risk factors that could affect the Company. These factors and assumptions, however, should be considered carefully. More detailed information about these and other factors is included under “Risk Factors” in this AIF and in other documents incorporated herein by reference. However, we advise you to review any further disclosures we make on related subjects in our reports on Form 6-K filed or furnished to the SEC and in our other public disclosure filed under our profile on SEDAR at www.sedar.com.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Many of these factors are beyond our control. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, particularly in light of the ongoing and developing COVID-19 pandemic and its impact on the global economy and its uncertain impact on the Company’s business. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements contained herein, except as required by applicable securities laws. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors, or to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

CORPORATE STRUCTURE

Aeterna Zentaris Inc. was incorporated on September 12, 1990 under the Canada Business Corporations Act (the “CBCA”) and continues to be governed by the CBCA. Our registered address is located at 222 Bay St., Suite 3000, Toronto, Ontario, Canada M5K 1E7 c/o Norton Rose Fulbright Canada LLP. Our principal executive offices are located at 315 Sigma Drive, Summerville, South Carolina 29486; our telephone number is (843) 900-3223 and our website is www.zentaris.com.

In May 2004, we changed our name to Aeterna Zentaris Inc. and on November 17, 2015, we completed the Share Consolidation.

We currently have three wholly-owned direct and indirect subsidiaries: Aeterna Zentaris GmbH (“AEZS Germany”), based in Frankfurt am Main, Germany and incorporated under the laws of Germany; Zentaris IVF GmbH, a direct wholly-owned subsidiary of AEZS Germany based in Frankfurt am Main, Germany and incorporated under the laws of Germany; and Aeterna Zentaris, Inc., an entity incorporated in the State of Delaware with an office in the Charleston, South Carolina area in the U.S.

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Our Common Shares are listed for trading on both the NASDAQ and the Toronto Stock Exchange (the “TSX”) under the trading symbol “AEZS”.

Our agent for service of process and SEC matters in the U.S. is our wholly-owned subsidiary, Aeterna Zentaris, Inc., located at 315 Sigma Drive, Summerville, South Carolina 29486.

GENERAL DEVELOPMENT OF THE BUSINESS

Important events which have occurred in the last three fiscal years, and the period subsequent to December 31, 2020 up to the date of filing of this AIF under the Company’s profile on SEDAR at www.sedar.com, include the following:

December 31, 2020 to the date of the AIF

●	On March 22, 2021, the Company regained compliance with the NASDAQ minimum bid price requirement for continued listing.

●	On March 15, 2021, the Company announced its exclusive license agreement with Julius-Maximilians-University Wuerzburg for development of a potential oral prophylactic bacterial vaccine against COVID-19

●	On March 11, 2021, the Company announced a continuation of its pipeline expansion with the initiation of its preclinical program for the potential treatment of primary hypoparathyroidism.

●	On February 23, 2021, the placement agent exercised its underwriter warrant in full and received gross proceeds to the Company of $4.5 million.

●	On February 19, 2021, the Company announced a closing of a $29.7 million bought deal offering of common shares.

●	On February 2, 2021, the Company announced the evaluation and potential development of an oral prophylactic bacterial vaccine against COVID-19 through an exclusive option agreement with Julius-Maximilians-University Wuerzburg (the “University”).

●	On January 28, 2021, the Company announced that it had expanded its orphan drug development pipeline with targeted immunosuppressive therapeutics.

●	On January 26, 2021, the Company was granted a subsequent 180 calendar-day extension to meet the requirement for continued listing on NASDAQ to evidence a closing bid price of at least $1.00 per share for a minimum of ten consecutive business days on or before July 26, 2021.

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Fiscal year ended December 31, 2020

●	On December 7, 2020, the Company announced its European licensing agreement with Consilient Health Ltd. (“CH” or “Consilient Health”) for commercialization of macimorelin.

●	On November 16, 2020, the Company amended its license agreement with Novo Nordisk for commercialization and development of macimorelin.

●	On October 1, 2020, the Company filed a notice of change of auditors with PricewaterhouseCoopers LLP being the former auditor, and Ernst & Young LLP being the successor auditor.

●	On August 5, 2020, the Company closed a $7.0 million registered direct offering priced at-the-market.

●	On July 31, 2020, the Company announced a continued expansion of the intellectual property portfolio for macimorelin with additional patent applications.

●	On July 29, 2020, the Company received a NASDAQ notification regarding minimum bid price compliance with no immediate impact on listing.

●	On July 7, 2020, the Company closed a $12.0 million public offering.

●	On June 25, 2020, the Company announced a distribution agreement with MegaPharm Ltd. to commercialize macimorelin in Israel and The Palestine Authority.

●	On June 4, 2020, the Company received an extension from NASDAQ to satisfy continuing listing requirements.

●	On May 15, 2020, at the Company’s annual meeting of shareholders, Ms. Carolyn Egbert, Messrs. Pierre-Yves Desbiens, Peter G. Edwards, Gilles Gagnon and Dr. Klaus Paulini were elected to the board of directors (“Board”) by shareholders.

●	On April 15, 2020, the Company received NASDAQ notice of non-compliance with no immediate impact on listing.

●	On April 7, 2020, the Company announced the European Medicine Agency’s (the “EMA”) decision to accept a modification to an agreed pediatric investigation plan for macimorelin.

●	On April 6, 2020, the Company announced positive results in dose-finding pediatric study of macimorelin.

●	On March 12, 2020, the Company announced a settlement of a previously disclosed class-action lawsuit.

●	On February 21, 2020, the Company closed a $4.5 million registered direct offering priced at-the-market.

●	On January 28, 2020, the Company announced completion of patient recruitment in dose-finding pediatric study of macimorelin.

●	On January 27, 2020, the Company regained compliance with NASDAQ minimum bid price requirement for continued listing.

●	On January 8, 2020, the Company received NASDAQ notification regarding minimum bid price requirement.

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Fiscal year ended December 31, 2019

●	On December 16, 2019, the Company announced that Mr. Gilles Gagnon will join the Board on January 1, 2020, that Mr. Gerard Limoges will retire from the Board on March 31, 2020, and Mr. Pierre-Yves Desbiens will join the Board on April 1, 2020.

●	On October 4, 2019, the Company announced the appointment of Klaus Paulini as President and Chief Executive Officer and a director.

●	On September 24, 2019, the Company closed an approximately $5.0 million registered direct offering.

●	On August 20, 2019, the Company announced the resignation of Mr. Jonathan Pollack as a director.

●	On June 6, 2019, the Company announced the restructuring of the Company’s wholly-owned subsidiary in Germany, AEZS Germany.

●	On May 8, 2019, at the Company’s annual and special meeting of shareholders, Ms. Carolyn Egbert, Messrs. Gerard Limoges, Brent Norton, Jonathan Pollack and Ms. Robin Smith Hoke were elected to the Board by shareholders. In addition, the shareholders approved an ordinary resolution approving the amended and restated shareholder rights plan (“Rights Plan”), and the Company passed a special resolution to amend the articles of the corporation to change the province in which its registered office is situated from Quebec to Ontario.

●	On March 12, 2019, the Company announced a strategic review and engagement of Torreya as financial advisor.

●	On January 16, 2019, the Company announced that it had received European marketing clearance for macimorelin.

Fiscal year ended December 31, 2018

●	On December 21, 2018, the Company announced the settlement of disputes with two former executives.

●	On November 19, 2018, the Company announced the positive Committee for Medicinal Products for Human Use opinion of macimorelin for diagnosis of adult growth hormone deficiency.

●	On November 6, 2018, the Company announced the settlement with a former consulting company.

●	On November 1, 2018, the Company announced Novo Nordisk to acquire rights to Macrilen™ in the United States and Canada.

●	On September 25, 2018, the Company announced the appointment of Leslie Auld as Chief Financial Officer.

●	On May 31, 2018, the Company announced the appointment of Olaf Althaus as General Manager and Managing Director of the Company’s wholly owned subsidiary, AEZS Germany.

●	On May 8, 2018, at the Company’s annual and special meeting of shareholders, Ms. Carolyn Egbert, Messrs. Michael Cardiff, Juergen Ernst, Gerard Limoges, Brent Norton, Jonathan Pollack and Ms. Robin Smith Hoke were elected to the Board by shareholders. The shareholders also approved the adoption of the 2018 long-term incentive plan.

●	On March 5, 2018, the Company announced the appointment of James Clavijo as Chief Financial Officer.

●	On March 5, 2018, the Company provided an update on a previously disclosed class action lawsuit.

●	On January 17, 2018, the Company announced the license and assignment agreement with Strongbridge Ireland Limited (“Strongbridge”) for Macrilen™ in the United States and Canada.

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DESCRIPTION OF THE BUSINESS

Aeterna Zentaris Inc. is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. The Company’s lead product, macimorelin, is the first and only U.S. Food and Drug Administration (the “FDA”) and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (“AGHD”). Macimorelin is currently marketed in the United States under the tradename Macrilen™ through a license agreement with Novo Nordisk, where Aeterna receives royalties on net sales. According to a commercialization and supply agreement, MegaPharm Ltd. will seek regulatory approval and then commercialize macimorelin in Israel and the Palestinian Authority. Additionally, upon receipt of pricing and reimbursement approvals, Aeterna expects that macimorelin will be marketed in Europe and the United Kingdom through a license agreement with Consilient Health, and Aeterna will receive royalties on net sales and other potential payments. The Company is also leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of childhood-onset growth hormone deficiency (“CGHD”), an area of significant unmet need.

The Company is actively pursuing business development opportunities for the commercialization of macimorelin in Asia and the rest of the world, in addition to other non-strategic assets to monetize their value

Our total revenue for the twelve-month period ended December 31, 2020 was $3.7 million as compared with $0.5 million for the same period in 2019, representing an increase of $3.2 million. The 2020 revenue was comprised of $2.4 million in product sales (2019 – $0.1 million), $0.9 million in licensing revenue (2019 - $0.07 million), $0.3 million in supply chain (2019 - $0.3 million) and $0.07 million in royalty income (2019 - $0.05 million). All revenue for the years ended December 31, 2020 and 2019 was earned from Novo Nordisk.

Macrilen™ (macimorelin)

Macrilen™ (macimorelin) is a novel orally available peptidomimetic ghrelin receptor agonist that stimulates the secretion of growth hormone by binding to the ghrelin receptor (GHSR-1a), and that has potential uses in both endocrinology and oncology indications. Macrilen™ (macimorelin) was granted orphan-drug designation by the FDA for use in the diagnosis of growth hormone deficiency (“GHD”).

Competitors for Macrilen™ (macimorelin) as a product for the diagnosis of AGHD are principally the diagnostic tests currently performed by endocrinologists, although none of these tests are approved by the FDA for this purpose. The most commonly used diagnostic tests for GHD are:

●	The Insulin Tolerance Test (“ITT”), which has historically been considered the gold standard for the evaluation of AGHD because of its high sensitivity and specificity. However, the ITT is inconvenient to both patients and physicians, administered intravenously (IV), and contra-indicated in certain patients, such as patients with coronary heart disease or seizure disorder, because it requires the patient to experience hypoglycemia to obtain an accurate result. Some physicians will not induce full hypoglycemia, intentionally compromising accuracy to increase safety and comfort for the patient. Furthermore, administration of the ITT includes additional costs associated with the patient being closely monitored by a physician for the two- to four-hour duration of the test, and the test must be administered in a setting where emergency equipment is available and where the patient can be quickly hospitalized. The ITT is not used for patients with co-morbidities, such as cardiovascular disease, seizure disorder or a history of brain cancer, or for patients who are elderly and frail, due to safety concerns.

●	The Glucagon Stimulation Test (“GST”) is considered relatively safe by endocrinologists. The mechanism of action for this test is unclear. Also, this test takes up to three to four hours. It produces side effects in up to one-third of the patients with the most common being nausea during and after the test. This test is administered intramuscularly (“IM”).

●	The GHRH + ARG test (growth hormone releasing hormone-arginine stimulation) is an easier test to perform in an office setting and has a good safety profile, but is considered to be costly to administer compared to the ITT and the GST. GHRH + ARG has been proposed to be the best alternative to ITT, but GHRH is no longer available in the U.S. This test is administered through an IV.

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Oral administration of Macrilen™ (macimorelin) offers convenience and simplicity over the current GHD tests used, all of which require either IV or IM administration. Additionally, Macrilen™ (macimorelin) may demonstrate a more favorable safety profile than existing diagnostic tests, some of which may be inappropriate for certain patient populations (e.g. patients with diabetes mellitus or coronary heart disease) and have demonstrated a variety of side effects, which Macrilen™ (macimorelin) has not thus far. These factors may be limiting the use of GHD testing and may potentially enable Macrilen™ (macimorelin) to become the product of choice in evaluating AGHD. We believe that Macrilen™ (macimorelin) is well-positioned to displace the ITT as the preferred means by endocrinologists of evaluating AGHD for the following reasons:

●	it is safer and more convenient than the ITT because it does not require the patient to become hypoglycemic;

●	Macrilen™ (macimorelin) is administered orally, while the ITT requires an intravenous injection of insulin;

●	Macrilen™ (macimorelin) is a more robust test than the ITT leading to evaluable test results;

●	Macrilen™ (macimorelin) results are highly reproducible;

●	the evaluation of AGHD using Macrilen™ (macimorelin) is less time-consuming and labor-intensive than the ITT; and

●	the evaluation can be conducted in the physician’s office rather than in a hospital-like setting.

We believe that approximately 15,000 – 20,000 AGHD tests will be conducted annually, in the U.S., after full market introduction of Macrilen™ (macimorelin). In addition, based on published information from the U.S. Centers for Disease Control and Prevention, different scientific publications, Huron, TVG and Navigant Research, we estimate that the total potential U.S. market for AGHD evaluation is in the range of 28,000 to 43,000 tests per year, excluding the evaluation of patients who have suffered a traumatic brain injury (“TBI”). In patients with a TBI, GHD is frequent and may contribute to cognitive sequelae and reduction in quality of life. GHD may develop in approximately 10% to 35% of TBI victims according to published study results. These data support a large upside potential for GHD testing.

Macimorelin Commercialization Program

On June 25, 2020, we announced that we entered into an exclusive distribution and related quality agreement with MegaPharm Ltd., a leading Israel-based biopharmaceutical company, for the commercialization in Israel and in the Palestinian Authority of macimorelin, to be used in the diagnosis of patients with AGHD and in clinical development for the diagnosis of CGHD.

Under the terms of the agreement, MegaPharm Ltd. will be responsible for obtaining registration to market macimorelin in Israel and the Palestinian Authority, while the Company will be responsible for manufacturing, product supply, quality assurance and control, regulatory support, and maintenance of the relevant intellectual property. The regulatory process for macimorelin in Israel commenced in the first quarter of 2021.

On November 16, 2020, the Company announced that, through a wholly-owned subsidiary, it had entered into an amendment (the “Amendment”) of its existing License Agreement with Novo Nordisk Biopharm Limited (“NNBL”) related to the development and commercialization of macimorelin. Under the terms of the original License Agreement, NNBL was granted the exclusive right to commercialize macimorelin in the U.S. and Canada. NNBL is currently marketing macimorelin in the U.S. under the tradename Macrilen™ for the diagnosis of AGHD. Aeterna, in collaboration with NNBL, is currently developing the expanded use of macimorelin for the diagnosis of CGHD, an area of significant unmet need. In late 2020, Aeterna entered into the start-up phase for the clinical safety and efficacy study, AEZS-130-P02 (“Study P02”), evaluating macimorelin for the diagnosis of CGHD.

Under the Amendment, Aeterna continues to retain all rights to macimorelin outside of the U.S. and Canada but, in demonstration of NNBL’s continued commitment to macimorelin, NNBL agreed to make an upfront payment to Aeterna of €5 million, which accelerates and replaces the U.S.$5 million later stage regulatory approval milestone that NNBL would have been required to pay only upon successful achievement of regulatory approval of macimorelin in the U.S. for the diagnosis of CGHD. The Company received the €5 million in December 2020. Under the Amendment, all other future potential commercialization milestone payments remain unchanged. To reflect NNBL’s additional and earlier investment in macimorelin, the royalty payment Aeterna receives on sales in the U.S. and Canada was reduced from 15% to 8.5% for annual net sales up to U.S.$40 million, and returns to 15% or more for annual net sales of macimorelin over U.S.$40 million.

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Under the Amendment, both companies will continue to closely coordinate the activities related to the development and commercialization of macimorelin in the U.S. and Canada through a joint steering committee, with each party having decision rights in certain areas. NNBL will also receive co-ownership of the U.S. and Canadian patents and trademarks owned by Aeterna on macimorelin but will be required to transfer co-ownership in those patents back to Aeterna on the occurrence of certain termination events.

In addition, upon regulatory approval of macimorelin in the U.S. for the diagnosis of CGHD, if NNBL determines not to commercialize macimorelin in Canada, then Aeterna has the option to exclusively license rights to macimorelin in Canada (but not in U.S.) to a third party. The Amendment also confirms that Aeterna has the right to use the results from Study P02, if successful, to support Aeterna in seeking regulatory approval and in its ongoing efforts to seek partnering opportunities for macimorelin in Europe and other regions outside of the two countries licensed to NNBL, the U.S. and Canada.

On December 7, 2020, we announced that we entered into an exclusive licensing agreement with Consilient Health, for the commercialization in the European Economic Area and the United Kingdom of macimorelin in any diagnostic application, including the diagnosis of patients with AGHD and, subject to receipt of regulatory approval, CGHD. The Company received an upfront payment of €1 million in January 2021. Consilient Health is expected to negotiate pricing and reimbursement of macimorelin in its licensed territories.

Macimorelin Clinical Program

On January 28, 2020, we announced the successful completion of patient recruitment for the first pediatric study of macimorelin as a growth hormone stimulation test for the evaluation of GHD in children. This study, AEZS-130-P01 (“Study P01”), was the first of two studies as agreed with the EMA in our Pediatric Investigation Plan (the “PIP”) for macimorelin as a GHD diagnostic. Macimorelin, a ghrelin agonist, is an orally active small molecule that stimulates the secretion of growth hormone from the pituitary gland into the circulatory system. The goal of Study P01 was to establish a dose that can both be safely administered to pediatric patients and cause a clear rise in growth hormone concentration in subjects ultimately diagnosed as not having GHD. The recommended dose derived from Study P01 will be evaluated in the pivotal second study, Study P02, on diagnostic efficacy and safety. Study P01 was an international, multicenter study, which was conducted in Hungary, Poland, Ukraine, Serbia, Belarus and Russia. Study P01 was an open label, group comparison, dose escalation trial designed to investigate the safety, tolerability, and pharmacokinetic/pharmacodynamic (“PK/PD”) of macimorelin acetate after ascending single oral doses of macimorelin at 0.25, 0.5, and 1.0 mg per kg body weight in pediatric patients from two to less than 18 years of age with suspected CGHD. We enrolled a total of 24 pediatric patients across the three cohorts of the study. Per study protocol, all enrolled patients completed four study visits after successful completion of the screening period. At Visit 1 and Visit 3, a provocative growth hormone stimulation test was conducted according to the study sites’ local practices. At Visit 2, the macimorelin test was performed, and following the oral administration of the macimorelin solution, blood samples were taken at predefined times for PK/PD assessment. Visit 4 was a safety follow-up visit at study end.

The final study results from Study P01 were published in the second quarter of 2020 indicating positive safety and tolerability data for use of macimorelin in CGHD, as well as PK/PD data observed in a range as expected from the adult studies.

On April 7, 2020 the Company announced the decision of the EMA to accept our modification request of our PIP as originally approved in March 2017, which covered the conduct of two pediatric studies and defined relevant key elements in the outline of these studies. We believe this EMA decision supports the development of one globally harmonized study protocol for test validation, specifically Study P02, which we expect to be accepted both in Europe and the U.S.

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Study P02 is an open-label, single dose, multicenter and multinational study expected to enroll approximately 100 subjects worldwide, with at least 40 pre-pubertal and 40 pubertal subjects, and a minimum of 25 subjects expected to be enrolled in the U.S.. The study design is expected to be suitable to support a claim for potential stand-alone testing, if successful. In addition, under the Amendment, NNBL and Aeterna agreed that solely Aeterna will conduct the pivotal Study P02 in partnership with a contract research organization. Given the full transfer of development activities to Aeterna, the percentage of Study P02 clinical trial costs that NNBL is required to reimburse to Aeterna was adjusted from 70% to 100% of costs up to €9 million, and includes reimbursement of Aeterna’s budgeted internal labor costs. Any additional external jointly approved Study P02 trial costs incurred over €9 million will be shared equally between NNBL and Aeterna. The Company commenced Study P02 in the second quarter of 2021 with an expected completion date in July 2022, according to the PIP agreement with the EMA.

Macimorelin Pre-clinical Program

On January 13, 2021, we entered into a material transfer agreement with The University of Queensland in Brisbane, Australia, to conduct preclinical and clinical studies evaluating macimorelin as a therapeutic for the treatment of an undisclosed neurodegenerative disease. The University researchers aim to conduct preclinical studies in multiple models to demonstrate the therapeutic reach of macimorelin on disease progression and disease-specific pathology.

The Company plans to evaluate the development of additional alternative formulations or administration routes with the goal of ensuring sufficient bioavailability and expects to provide updates on its progress as results become available.

Pipeline Expansion Opportunities

Evaluation and potential development of an oral prophylactic bacterial vaccine against COVID-19.

On February 2, 2021, the Company announced that it had entered into an exclusive option agreement to evaluate a preclinical potential COVID-19 vaccine developed at the University and made a payment of €110,000 to the University. The vaccine technology developed at the University uses the typhoid fever vaccine Salmonella Typhi Ty21a as a carrier strain and has the potential to be an orally active live-attenuated bacterial vaccine against infection with SARS-CoV-2 and development of COVID-19. Under the option agreement entered into with the University, we have the right to negotiate an exclusive worldwide license to develop this technology for the prevention of coronavirus diseases, including COVID-19. We believe that, if it is determined that there is sufficient data to advance into human clinical trials, the development program for this particular COVID-19 vaccine is expected to be abbreviated because clinical safety data and manufacturing technology is already available for the underlying vaccine strain, Salmonella Typhi Ty21a.

On March 14, 2021, the Company exercised the option in the option agreement and entered into a license agreement with the University (the “University License Agreement”). Pursuant to the terms of the University License Agreement, the Company has been granted an exclusive, world-wide, license to certain patents and know-how owned by the University to research and develop, manufacture, and sell a potential COVID-19 vaccine using the University’s bacterial vaccine platform technology (the “Licensed Rights”). The Company will pay an up-front payment under the University License Agreement of €140,000 as well as make certain milestones payments to be paid upon the achievement of certain development, and regulatory and sales milestones as well as a percentage of any sub-licensing revenue received by the Company and royalty payments on net sales of the licensed vaccine products (including for by the Company or its sub-licensees). The University License Agreement will expire upon the latter of (i) the existence of a valid patent claim of a Licensed Right or (ii) 10 years after the first commercial sale of a product that was developed, manufactured, marketed, and sold using a least one Licensed Right. The University License Agreement may be terminated by the Company by providing six (6) months’ notice to the University. Pursuant to the University License Agreement, the University has also granted the Company an exclusive option for the exclusive use of the Licensed Rights in an undisclosed field. The Company has six (6) months from the date of the University License Agreement to exercise that is option. Additionally, the Company has entered into the Research Agreement under which the Company has engaged the University on a fee-for-service basis to conduct supplementary research activities and preclinical development studies on the potential vaccine.

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Initiation of Preclinical Program for the Potential Treatment of Primary Hypoparathyroidism

On March 11, 2021, the Company announced that it had entered into an exclusive license from The University of Sheffield, United Kingdom, for the intellectual property relating to parathyroid hormone (“PTH”) fusion polypeptides covering the field of human use which will initially be studied by Aeterna for the potential therapeutic treatment of primary hypoparathyroidism and made a cash payment of £100,000. Under the terms of the exclusive patent and know-how license agreement entered into with the University of Sheffield, Aeterna obtained worldwide rights to develop, manufacture and commercialize PTH fusion polypeptides covered by the licensed patents for all human uses for an up-front cash payment and milestone payments to be paid upon the achievement of certain development, regulatory and sales milestones, as well as low single digit royalty payments on net sales of those products and certain fees payable in connection with sublicensing. Aeterna will be responsible for the further development, manufacturing, approval and commercialization of the licensed products. Aeterna has also engaged the University of Sheffield under a research contract to conduct certain research activities to be funded by Aeterna, the results of which will be included within the scope of the license granted to Aeterna.

Expansion of orphan drug development pipeline with targeted immunosuppressive therapeutics.

On January 28, 2021, the Company announced that it had licensed the exclusive worldwide rights to develop, manufacture and commercialize targeted, highly specific, autoimmunity modifying proteins, currently in early preclinical development, for the potential treatment of neuromyelitis optica spectrum disorder from the University of Wuerzburg, and made a payment of €100,000 to the University.

Other

ZoptrexTM is a complex molecule that combines a synthetic peptide carrier with doxorubicin, a well-known chemotherapy agent. The synthetic peptide carrier is a luteinizing hormone-releasing hormone (“LHRH”) agonist, a modified natural hormone with affinity for the LHRH receptor. The design of the compound should allow for the specific binding and selective uptake of the cytotoxic conjugate by LHRH receptor-positive tumors. On December 1, 2014, we licensed the development, commercialization and certain other rights to Zoptrex™ to Sinopharm A-Think for China, Hong Kong and Macau; on July 1, 2016, to an affiliate of Orient EuroPharma Co., Ltd. for Taiwan and southeast Asia; on July 31, 2016, to Rafa Laboratories, Ltd for Israel and the Palestinian territories and on December 12, 2016, to Specialised Therapeutics Asia Pte Ltd for Australia and New Zealand. The further clinical development of ZoptrexTM has been terminated.

Seasonality

As a specialty biopharmaceutical company, the Company does not consider any of its products or services to be seasonal.

Raw Materials

Raw materials and supplies are generally available in quantities adequate to meet the needs of our business. We will be dependent on third-party manufacturers for the pharmaceutical products that we or our licensees will market. An interruption in the availability of certain raw materials or ingredients, or significant increases in the prices paid by us for them, could have a material adverse effect on our business, financial condition, liquidity and operating results.

Regulation of Drug Development

Generally. Governmental authorities in the U.S., Canada, Europe and other countries extensively regulate the preclinical and clinical testing, manufacturing, labeling, storage, record keeping, advertising, promotion, export, marketing, and distribution, among other things, of pharmaceuticals. Under the laws of the U.S., the countries of the EU, and other countries, we are subject to obligations to ensure that our clinical trials are conducted in accordance with Good Clinical Practice (“GCP”) guidelines and the investigational plan and protocols contained in an Investigational New Drug (“IND”) application, or comparable foreign regulatory submission. Set forth below is a brief summary of the material governmental regulations affecting us in the major markets in which we intend to market our products and/or promote products that we acquire or in-license or to which we obtain promotional rights.

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The United States. In the U.S., the FDA’s Center for Drug Evaluation and Research (“CDER”) under the Federal Food, Drug and Cosmetic Act of 1938, as amended (the “FDCA”), the Public Health Service Act and other federal statutes and regulations, subjects pharmaceutical products to rigorous review. In order to market and sell a new drug product in the U.S., we must first test it and send CDER evidence from these tests to prove that the drug is safe and effective for its intended use. In most cases, these tests include extensive preclinical, clinical, and laboratory tests. A team of CDER physicians, statisticians, chemists, pharmacologists, and other scientists review the company’s data and proposed labeling. If this independent and unbiased review establishes that a drug’s health benefits outweigh its known risks, the drug is approved for sale. CDER does not test the drug itself but it does conduct limited research in the areas of drug quality, safety, and effectiveness standards. Before approving a new drug or marketing application, the FDA may conduct pre-approval inspections of the developer of the drug (the “sponsor”), its Contract Research Organizations (“CRO”) and/or its clinical trial sites to ensure that clinical, safety, quality control, and other regulated activities are compliant with GCP, or Good Laboratory Practices (“GLP”), for specific non-clinical toxicology studies. Manufacturing facilities used to produce a product are also subject to ongoing inspection by the FDA. The FDA may also require confirmatory trials, post-marketing testing, and/or extra surveillance to monitor the effects of approved products, or place conditions on any approvals that could restrict the commercial applications of a product. Once approved, the labeling, advertising, promotion, marketing, and distribution of a drug or biologic product must be in compliance with FDA regulatory requirements.

The first stage required for ultimate FDA approval of a new biologic or drug involves completion of preclinical studies whereby a sponsor must test new drugs on animals for toxicity. Multiple species are used to gather basic information on the safety and efficacy of the compound being investigated and/or researched. The FDA regulates preclinical studies under a series of regulations called the current GLP regulations as well as regulatory requirements found in Part 21 subchapter D of the Code of Federal Regulations. If the sponsor violates these regulations, the FDA may require that the sponsor replicate those studies or can subject the sponsor to enforcement actions or penalties as described further below. The sponsor then submits to the FDA an IND application based on the results from the initial testing that include the drug’s composition and manufacturing, along with a plan for testing the drug on humans. The FDA reviews the IND to ensure that the proposed studies (clinical trials) do not place human subjects at unreasonable risk of harm. FDA also verifies that there are adequate informed consent and human subject protections in place.

After a sponsor submits an IND application, it must wait thirty (30) days before starting a clinical trial to allow the FDA time to review the prospective study. If the FDA finds a problem, it can order a clinical hold to delay an investigation, or interrupt a clinical trial if problems occur during the study. After the IND application is in effect, a sponsor may commence human clinical trials. The sponsor typically conducts human clinical trials in three sequential phases, but the phases may overlap. In Phase 1 trials, the sponsor tests the product in a small number of patients or healthy volunteers (typically 20-80 healthy volunteers), primarily for safety at one or more doses. The goal in this phase is to determine what the drug’s most frequent side effects are and, often, how the drug is metabolized and excreted. Phase 2 studies begin if Phase 1 studies do not reveal unacceptable toxicity. In Phase 2, in addition to safety, the sponsor evaluates the efficacy of the product in a patient population somewhat larger than Phase 1 trials. The number of subjects in Phase 2 studies typically ranges from a few dozen to about 300. This phase aims to obtain preliminary data on whether a drug works in people who have a certain disease or condition. At the end of Phase 2, the FDA and sponsor try to come to an agreement on how large-scale studies in Phase 3 should be done.

Phase 3 studies begin if evidence of effectiveness is shown in Phase 2. Phase 3 trials typically involve additional testing for safety and clinical efficacy in an expanded population at geographically dispersed test sites. The sponsor must submit to the FDA a clinical plan, or “protocol”, accompanied by the approval of the institutions participating in the trials, prior to commencement of each clinical trial. The FDA may order the temporary or permanent discontinuation of a clinical trial at any time. In the case of product candidates for cancer, the initial human testing may be done in patients with the disease rather than in healthy volunteers. Because these patients are already afflicted with the target disease, such studies may provide results traditionally obtained in Phase 2 studies. Accordingly, these studies are often referred to as “Phase 1/2” studies as they combine two phases. Even if patients participate in initial human testing and a Phase 1/2 study is carried out, the sponsor is still responsible for obtaining all the data usually obtained in both Phase 1 and Phase 2 studies.

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The sponsor must submit to the FDA the results of the preclinical and clinical testing, together with, among other things, detailed information on the manufacture and composition of the product, in the form of a New Drug Application (an “NDA”) or, in the case of a biologic, a Biologics License Applications. In a process that can take a year or more, the FDA reviews this application and, when and if it decides that adequate data are available to show that the new compound is both safe and effective for a particular indication and that other applicable requirements have been met, approves the drug or biologic for marketing. The amount of time taken for this approval process is a function of a number of variables, including the quality of the submission and studies presented and the potential contribution that the compound will make in improving the treatment of the disease in question.

Orphan-drug designation is granted by the FDA Office of Orphan Drug Products to novel drugs or biologics that are intended for the safe and effective treatment, diagnosis or prevention of rare diseases or disorders that affect fewer than 200,000 people in the U.S., or that affect more than 200,000 people but are not expected to recover the costs of developing and marketing a treatment drug. The designation provides the sponsor with a seven-year period of U.S. marketing exclusivity if the drug is the first of its type approved for the specified indication, or if it demonstrates superior safety, efficacy or a major contribution to patient care versus another drug of its type that was previously granted the designation for the same indication. We have been granted orphan drug designations for Macrilen™ (macimorelin) for the evaluation of GHD.

Under the Drug Price Competition and Patent Term Restoration Act of 1984 (the “Hatch-Waxman Act”), newly-approved drugs and indications may benefit from a statutory period of non-patent data exclusivity. The Hatch-Waxman Act provides five-year data exclusivity to the first applicant to gain approval of an NDA for a new chemical entity (“NCE”), meaning that the FDA has not previously approved any other drug containing the same active pharmaceutical ingredient, or active moiety. Although protection under the Hatch-Waxman Act will not prevent the submission or approval of another full NDA, such an NDA applicant would be required to conduct its own preclinical and adequate, well-controlled clinical trials to demonstrate safety and effectiveness.

The Hatch-Waxman Act also provides three years of data exclusivity for the approval of new and supplemental NDAs, including Section 505(b)(2) applications, for, among other things, new indications, dosage forms, routes of administration, or strengths of an existing drug, or for a new use, if new clinical investigations that were conducted or sponsored by the sponsor are determined by the FDA to be essential to the approval of the application. This exclusivity, which is sometimes referred to as clinical investigation exclusivity, would not prevent the approval of another application if the sponsor has conducted its own adequate, well-controlled clinical trials demonstrating safety and efficacy, nor would it prevent approval of a generic product that did not incorporate the exclusivity-protected changes of the approved drug product.

The labeling, advertising, promotion, marketing, and distribution of a drug or biologic product must be in compliance with FDA regulatory requirements. Failure to comply with applicable requirements can lead to the FDA demanding that production and shipment cease and, in some cases, that the manufacturer recall products, or to enforcement actions that can include seizures, injunctions, and criminal prosecution. These failures can also lead to FDA withdrawal of approval to market a product.

Canada. In Canada, the Therapeutic Products Directorate of Health Canada is the Canadian federal authority that regulates pharmaceutical drugs and medical devices for human use. Prior to being given market authorization, a sponsor must present substantive scientific evidence of a product’s safety, efficacy and quality as required by the Food and Drugs Act and other legislation and regulations. The requirements for the development and sale of pharmaceutical drugs in Canada are substantially similar to those in the U.S., which are described above.

The European Union. Medicines can be authorized in the EU by using either the centralized authorization procedure or national authorization procedures. The EU has implemented a centralized procedure coordinated by the EMA for the approval of human medicines, which results in a single marketing authorization issued by the European Commission (the “EC”) that is valid across the EU, as well as Iceland, Liechtenstein and Norway. The centralized procedure is compulsory for human medicines that are derived from biotechnology processes, such as genetic engineering, that contain a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative disorders or autoimmune diseases and other immune dysfunctions, and designated orphan medicines. For medicines that do not fall within these categories, an applicant has the option of submitting an application for a centralized marketing authorization to the EMA, as long as the medicine concerned is a significant therapeutic, scientific or technical innovation, or if its authorization would be in the interest of public health.

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There are also two other possible routes to authorize medicinal products in several EU countries, which are available for investigational drug products that fall outside the scope of the centralized procedure:

●	Decentralized procedure. Using the decentralized procedure, a sponsor may apply for simultaneous authorization in more than one EU country of medicinal products that have not yet been authorized in any EU country and that do not fall within the mandatory scope of the centralized procedure. The application will be reviewed by a selected Reference Member State (“RMS”). The marketing authorization granted by the RMS will then be recognized by the other EU Member States involved in this procedure.

●	Mutual recognition procedure. In the mutual recognition procedure, a medicine is first authorized in one EU Member State, in accordance with the national procedures of that country. Following this, further marketing authorizations can be sought from other EU countries in a procedure whereby the countries concerned agree to recognize the validity of the original, national marketing authorization.

Regulation of Commercial Operations

The marketing, promotional, and pricing practices of human pharmaceutical manufacturers, as well as the manner in which manufacturers interact with purchasers and prescribers, are subject to various U.S. federal and state laws, including the federal anti-kickback statute and the False Claims Act, and state laws governing kickbacks, false claims, unfair trade practices, and consumer protection, and to similar laws in other countries. In the U.S., these laws are administered by, among others, the Department of Justice (“DOJ”), the Office of Inspector General of the Department of Health and Human Services, the Federal Trade Commission, the Office of Personnel Management and state attorneys general. Over the past several years, the FDA, the DOJ and many other agencies have increased their enforcement activities with respect to pharmaceutical companies and increased the inter-agency coordination of enforcement activities.

In the U. S., biopharmaceutical and medical device manufacturers are required to record any transfers of value made to licensed physicians and teaching hospitals and to disclose such data to the Department of Health and Human Services (“HHS”). In addition to civil penalties for failure to report transfers of value to physicians or teaching hospitals, there will be criminal penalties if a manufacturer intentionally makes false statements or excludes information in such reports. The payment data across biopharmaceutical and medical device companies is posted by the HHS on a publicly available website. Increased access to such data by fraud and abuse investigators, industry critics and media will draw attention to our collaborations with reported entities and will importantly provide opportunities to underscore the critical nature of our collaborations for developing new medicines and exchanging scientific information. This national payment transparency effort coupled with industry commitment to uphold voluntary codes of conduct (such as the PhRMA Code on Interactions with Healthcare Professionals and PhRMA Guiding Principles Direct to Consumer Advertisements About Prescription Medicines) and rigorous internal training and compliance efforts will complement existing laws and regulations to help ensure ethical collaboration and truthful product communications.

The Canadian Association of Research-Based Pharmaceutical Companies (“Rx & D”) has adopted “Guidelines for Transparency in Stakeholder Funding” that require member companies to regularly disclose, by means of websites and annual reports, a list of all stakeholders to which they provide direct funding. The term “stakeholder” is defined in Rx & D’s Code of Ethical Practices to include “Health Care Professionals”. In the EU, the disclosure code of transfers of value to healthcare professionals and organizations adopted by the European Federation of Pharmaceutical Industries and Associations (“EFPIA”) requires all members of EFPIA to disclose transfers of value to healthcare professionals and healthcare organizations beginning in 2016, covering the relevant transfers in 2015. Each member company will be required to document and disclose: (i) the names of healthcare professionals and associations that have received payments or other transfers of value and (ii) the amounts or value transferred, and the type of relationship.

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For more information about the regulatory risks associated with our business operations, see “Risk Factors”.

Intellectual Property - Patents

We seek to protect our compounds, manufacturing processes, compositions and methods of medical use for our lead drugs and drug candidates through a combination of patents, trade secrets and know-how. Our patent portfolio consists of approximately six owned and in-licensed patent families (issued, granted or pending in the U.S., Europe and other jurisdictions). The patent positions of companies in the biotechnology and pharmaceutical industries are highly uncertain and involve complex legal and factual questions. Therefore, we cannot predict the breadth of claims, if any, that may be allowed under any of our patent applications, or the enforceability of any of our allowed patents. See “Risk Factors - We may not obtain adequate protection for Macrilen™ (macimorelin) through our intellectual property.”

Patents extend for varying periods according to the date of patent filing or grant and the legal term of patents in the various countries where patent protection is obtained. The actual protection afforded by a patent, which can vary from country to country, depends on the type of patent, the scope of its coverage and the availability of legal remedies in the country. In the U.S., the patent term of a patent that covers an FDA-approved drug may also be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the expiration of the patent, in which the patentee may file an application for yearly interim extensions within five years if the patent will expire and the FDA has not yet approved the NDA. The length of the patent term extension is related to the length of time the drug is under regulatory review. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended.

Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug. In these jurisdictions, however, no interim extensions exist and the marketing approval must be granted before the patent expires. In the future, we expect to apply for patent term extensions on patents covering those products, outside the U.S. While we anticipate that any such applications for patent term extensions will likely be granted, we cannot predict the precise length of time for which such patent terms would be extended in the U.S., Europe or other jurisdictions. If we are not able to secure patent term extensions on patents covering our products for meaningful periods of additional time, we may not achieve or sustain profitability, which would adversely affect our business.

In addition to patent protection, our products may benefit from the market-exclusivity provisions contained in the orphan-drug regulations or the pediatric-exclusivity provisions or other provisions of the FDA Act, such as a NCE exclusivity or new formulation exclusivity. Orphan drug regulations provide incentives to pharmaceutical and biotechnology companies to develop and manufacture drugs for the treatment of rare diseases, currently defined as diseases that exist in fewer than 200,000 individuals in the U.S., or diseases that affect more than 200,000 individuals in the U.S. but that the sponsor does not realistically anticipate will generate a net profit. Under these provisions, a manufacturer of a designated orphan drug can seek tax benefits, and the holder of the first FDA approval of a designated orphan product will be granted a seven-year period of marketing exclusivity for such FDA-approved orphan product. In the U.S., the FDA has the authority to grant additional data protection for approved drugs where the sponsor conducts specified testing in pediatric or adolescent populations. If granted, this pediatric exclusivity provides an additional six months which are added to the term of data protection as well as to the term of any relevant patents, to the extent these protections have not already expired. We may also seek to utilize market exclusivities in other territories, such as in the EU. There can be no assurance that any of our drug candidates will obtain such orphan drug designation, pediatric exclusivity, a NCE exclusivity or any other market exclusivity in the U.S., the EU or any other territory, or that we will be the first to receive the regulatory approval in a given country or territory for such drugs so as to be eligible for any market exclusivity protection.

Macrilen™ (macimorelin)

We hold the worldwide rights to macimorelin pursuant to an exclusive license agreement with the French Centre National de la Recherche Scientifique, as licensor, and AEZS Germany, as licensee. Macrilen™ is the approved trademark for macimorelin as licensed under the License Agreement for commercialization in the U.S. and Canada, only.

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The following patents and patent applications relate to macimorelin:

●	Canadian patent 2,407,659 covers macimorelin and pharmaceutical compositions comprising the compounds as well as their medical use for elevating the plasma level of growth hormone. This patent expires in June 2021.

●	U.S. patent 8,192,719 covers a method of assessing pituitary-related GHD in a human or animal subject comprising an oral administration of the compound macimorelin and determination of the level of growth hormone in the sample and assessing whether the level of growth hormone in the sample is indicative of GHD. This patent expires in October 2027.

●	European patent 1 984 744 covers a method of assessing pituitary-related GHD by oral administration of macimorelin. This patent expires in February 2027.

●	Japanese patent 4 852 728 covers a method of assessing pituitary-related GHD by oral administration of macimorelin. This patent expires in February 2027.

●	U.S. provisional patent applications Serial No. 62/607,866 was filed on December 19, 2017 and Serial No. 62/609,059 was filed on December 21, 2017. Both are identical and are directed to a method of assessing GHD comprising oral administration of a macimorelin containing composition and collecting one or two post-administration samples.

●	The non-provisional U.S. application 15/993,507 was filed on May 30, 2018 drawing the priority of both provisional applications. The related U.S. patent 10,288,629 was granted on May 14, 2019, and will expire on May 30, 2038.

●	A Patent Cooperation Treaty (“PCT”) PCT/EP/2018/085622 application was filed December 18, 2018 drawing the priority of both provisional U.S. applications. In addition to the method of assessing GHD comprising oral administration of a macimorelin containing composition and collecting one or two post-administration samples, the PCT application also covers a similar method of assessing GHD using three post-administration samples.

●	An U.S. provisional application Serial No. 63/054,889 was filed July 22, 2020 for the use of macimorelin in assessing growth hormone deficiency in children.

Facilities

Our registered address is located in Toronto, Canada. Our corporate head office is located in Summerville, South Carolina, which is a suburb of Charleston, South Carolina, and our largest office is located in Frankfurt, Germany. We do not own any real property. The following table sets forth information with respect to our main facilities as at December 31, 2020.

Location	Use of space	Square Footage	Type of interest
315 Sigma Drive, Summerville SC 29486	Occupied for administration	168	Leasehold
Weismüllerstr. 50 D-60314 Frankfurt-am-Main, Germany	Occupied for management, R&D, business development and administration	30,343	Leasehold

We believe that our current facilities are adequate to meet our ongoing needs.

Employees

As at December 31, 2020, we had a total of 11 active employees, of which 10 are based in Frankfurt, Germany. The one remaining employee is based in the U.S. and our CFO is based in Toronto, Canada.

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Our current employees are engaged in the following activities: (i) three are engaged in research and development, regulatory affairs and quality assurance; (ii) three are involved in commercial operations and business development; and (iii) five are involved in various administrative functions, including finance and accounting. We do not employ any sales representatives. Under the German Restructuring Plan started in 2017, 8 employees left our German subsidiary in 2019 and one was re-employed (22 were terminated in 2017, three of them left in 2017, 14 of them left in 2018. Five of the employees who were terminated in 2017 were re-employed in 2018). The Managing Director of the German site was replaced during 2018 with Mr. Ward. Mr. Ward resigned as Managing Director effective July 26, 2019, when Dr. Paulini assumed this role.

We have agreements with our employees covering confidentiality, loyalty, non-competition and assignment of all intellectual property rights developed during the employment period.

In the third quarter of 2017, AEZS Germany, and its Works Council approved a restructuring program which was rolled out as a part of the continued strategy to transition into a commercially operating specialty biopharmaceutical organization focused on the commercialization of Macrilen™ (macimorelin). On June 6, 2019, the Company announced that it was further reducing the size of its German workforce to more closely reflect the Company’s ongoing commercial activities in Frankfurt. AEZS Germany and its Works Council approved a restructuring that affected 8 employees and resulted in approximately $575,000 of severance costs being paid by January 31, 2020.

RISK FACTORS

Risks Relating to Us and Our Business

Our Common Shares may be delisted from the NASDAQ or the TSX, which could affect their market price and liquidity. If our Common Shares were to be delisted, investors may have difficulty in disposing their Common Shares.

Our Common Shares are currently listed on both the NASDAQ and the TSX under the symbol “AEZS”. We must meet continuing listing requirements to maintain the listing of our Common Shares on the NASDAQ and the TSX. For continued listing, the NASDAQ requires, among other things, that listed securities maintain a minimum closing bid price of not less than $1.00 per share. On July 27, 2020, we received a letter from the Listing Qualifications Staff of the NASDAQ (the “Staff”), notifying us that for the last thirty (30) consecutive business days prior to the date of the letter, the closing bid price of our Common Shares was below $1.00 per share and, therefore, we did not meet the requirement for continued listing on the NASDAQ as required by NASDAQ Listing Rule 5550(a)(2) (the “Bid Price Rule”). In accordance with NASDAQ Listing Rule 5810(c)(3)(A), we were granted a grace period of one hundred and eighty (180) calendar days, through January 25, 2021, and on January 26, 2021, we were granted a subsequent 180 calendar day extension, through July 26, 2021, to evidence compliance with the Bid Price Rule. On March 22, 2021, the Company received confirmation that it had regained compliance with the Bid Price Rule and NASDAQ advised us that this matter is now closed. However, there is no assurance that we will maintain in compliance, and therefore there can be no assurance that our Common Shares will remain listed on the NASDAQ.

In addition to the minimum bid price requirement, the continued listing rules of the NASDAQ require us to meet at least one of the following listing standards: (i) stockholders’ equity of at least $2.5 million, (ii) market value of listed securities (calculated by multiplying the daily closing bid price of our securities by our total outstanding securities) of at least $35 million or (iii) net income from continuing operations (in the latest fiscal year or in two of the last three fiscal years) of at least $500,000.

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On April 8, 2020, we received a letter from the Staff notifying us that, based upon the net loss for the fiscal year ended December 31, 2019, we no longer satisfied the minimum net income requirement for continued listing on The NASDAQ Capital Market under NASDAQ Listing Rule 5550(b)(3), and did not otherwise satisfy the alternative requirements of market value of listed securities or stockholders’ equity. We timely submitted a plan to regain compliance with NASDAQ Listing Rule 5550(b)(3), and on June 3, 2020 the Staff granted us an extension of 180 days, through October 5, 2020, to evidence compliance with this requirement. On July 1, 2020, we priced an approximate $12 million public offering of our Common Shares and warrants, pursuant to which we ultimately raised approximately $10.5 million in net proceeds. As a result of the offering, on July 30, 2020, we received a letter from the Staff notifying us that the Staff determined that we comply with the stockholders’ equity component of the rules, subject to being delisted if in a future periodic report we fail to evidence compliance. There is no assurance that we will maintain compliance, and therefore there can be no assurance that our Common Shares will remain listed on the NASDAQ. If we fail to meet any of the NASDAQ’s or the TSX’s continued listing requirements, our Common Shares may be delisted. Any delisting of our Common Shares may adversely affect our ability to raise additional financing through the public or private sale of equity securities, would significantly adversely affect the ability of investors to trade our securities and would negatively affect the value and liquidity of our Common Shares. Delisting could also have other negative results, including the potential loss of confidence by employees, the loss of institutional investor interest and fewer business opportunities. If our Common Shares are delisted by the NASDAQ or the TSX, the price of our Common Shares may decline, and a shareholder may find it more difficult to dispose or obtain quotations as to the market value of such shares. Moreover, if we are delisted, we could incur additional costs under state “blue sky” laws in connection with any sales of our securities. These requirements could severely limit the market liquidity of our Common Shares and the ability of our shareholders to sell our Common Shares in the secondary market.

It is possible that we may be a passive foreign investment company, which could result in adverse tax consequences to U.S. investors.

Adverse U.S. federal income tax rules apply to “U.S. Holders” who directly or indirectly hold stock of a passive foreign investment company (“PFIC”). We will be classified as a PFIC for U.S. federal income tax purposes for a taxable year if (i) at least 75% of our gross income is “passive income” or (ii) at least 50% of the average value of our assets, including goodwill (based on annual quarterly average), is attributable to assets which produce passive income or are held for the production of passive income.

The determination of whether we are, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations. Although the matter is not free from doubt, we believe that we were not a PFIC during our 2020 taxable year and will not likely be a PFIC during our 2021 taxable year. Because PFIC status is based on our income, assets and activities for the entire taxable year, and our market capitalization, it is not possible to determine whether we will be characterized as a PFIC for the 2021 taxable year until after the close of the taxable year. The tests for determining PFIC status are subject to a number of uncertainties. These tests are applied annually, and it is difficult to accurately predict future income, assets and activities relevant to this determination. In addition, because the market price of our Common Shares is likely to fluctuate, the market price may affect the determination of whether we will be considered a PFIC. There can be no assurance that we will not be considered a PFIC for any taxable year (including our 2021 taxable year).

If we are a PFIC for any taxable year during which a U.S. Holder holds Common Shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds such Common Shares, even if we ceased to meet the threshold requirements for PFIC status. Accordingly, no assurance can be given that we will not constitute a PFIC in the current (or any future) tax year or that the Internal Revenue Service (the “IRS”) will not challenge any determination made by us concerning our PFIC status. PFIC characterization could result in adverse U.S. federal income tax consequences to U.S. Holders. In particular, absent certain elections, a U.S. Holder would generally be subject to U.S. federal income tax at ordinary income tax rates, plus a possible interest charge, in respect of a gain derived from a disposition of our Common Shares, as well as certain distributions by us. If we are treated as a PFIC for any taxable year, a U.S. Holder may be able to make an election to “mark-to-market” Common Shares each taxable year and recognize ordinary income pursuant to such election based upon increases in the value of the Common Shares.

In addition, U.S. Holders may mitigate the adverse tax consequences of the PFIC rules by making a “qualified electing fund” (“QEF”) election; however, there can be no assurance that we will satisfy the record keeping requirements applicable to a QEF or that we will provide the information regarding our income that would be necessary for a U.S. Holder to make a QEF election.

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If the Company is a PFIC, U.S. Holders will generally be required to file an annual information return with the IRS (on IRS Form 8621 Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, which PFIC shareholders will be required to file with their U.S. federal income tax or information returns) relating to their ownership of Common Shares. This filing requirement is in addition to any pre-existing reporting requirements that apply to a U.S. Holder’s interest in a PFIC (which this requirement does not affect).

Our net operating losses may be limited for U.S. federal income tax purposes under Section 382 of the Internal Revenue Code.

If a corporation with net operating losses (“NOLs”) undergoes an “ownership change” within the meaning of Section 382 of the United States Internal Revenue Code of 1986, as amended (the “Code”), then such corporation’s use of such “pre-change” NOLs to offset income incurred following such ownership change may be limited. Such limitation also may apply to certain losses or deductions that are “built-in” (i.e., attributable to periods prior to the ownership change, but not yet taken into account for tax purposes) as of the date of the ownership change that are subsequently recognized. An ownership change generally occurs when there is either (i) a shift in ownership involving one or more “5% shareholders,” or (ii) an “equity structure shift” and, as a result, the percentage of stock of the corporation owned by one or more 5% shareholders (based on value) has increased by more than 50 percentage points over the lowest percentage of stock of the corporation owned by such shareholders during the “testing period” (generally the 3 years preceding the testing date). In general, if such change occurs, the corporation’s ability to utilize its NOL carry-forwards and certain other tax attributes would be subject to an annual limitation, as described below. The unused portion of any such NOL carry-forwards or tax attributes each year is carried forward, subject to the same limitation in future years. The impact of an ownership change on state NOL carryforwards may vary from state to state. Due to previous ownership changes, or if we undergo an ownership change in connection with or after this offering, our ability to use our NOLs could be limited by Section 382 of the Code. Future changes to our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Code. Recent legislation added several limitations to the ability to claim deductions for NOLs in future years, particularly for tax years beginning after December 31, 2020, including a deduction limit equal to 80% of taxable income and a restriction on NOL carryback deductions. For these reasons, we may not be able to use a material portion of the NOLs, even if we attain profitability.

Prevention of Transactions Involving a Change of Control of the Company

Effective May 8, 2019, the shareholders re-approved our Rights Plan that provides the Board and the Company’s shareholders with additional time to assess any unsolicited take-over bid for the Company and, where appropriate, to pursue other alternatives for maximizing shareholder value. Under the Rights Plan, one right has been issued for each currently issued Common Share, and one right will be issued with each additional Common Share that may be issued from time to time. The Rights Plan may have a significant anti-takeover effect. The Rights Plan has the potential to significantly dilute the ownership interests of an acquiror of our shares, and therefore may have the effect of delaying, deterring or preventing a change in control of the Company.

The economic effects of a pandemic, epidemic or outbreak of an infectious disease could adversely affect our operations or the market price of our Common Shares.

Public health crises such as pandemics, epidemics or similar outbreaks could adversely impact our operations or the market price of our Common Shares. In December 2019, a novel strain of coronavirus (“COVID-19”) was reported to have surfaced in Wuhan, China and has reached multiple other countries, resulting in government-imposed quarantines, travel restrictions, school closures and other significant restrictions on business operations imposed by governmental authorities in North America, Europe and worldwide. On January 30, 2020, the World Health Organization declared the outbreak of the COVID-19 a “Public Health Emergency of International Concern.” On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the U.S. to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020, the World Health Organization characterized the outbreak as a “pandemic”. The extent to which the COVID-19 impacts our operations or market price of our Common Shares will depend on future developments, which are highly uncertain and cannot be predicted with confidence, either internationally or within the U.S., Canada or Germany, including the duration of the outbreak, new information that may emerge concerning the severity of the COVID-19, and the actions to contain the virus or treat its impact, among others. COVID-19, however, has already resulted in significant volatility in the world and the national trading markets.

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The spread of COVID-19 may impact our operations, including the potential interruption of our clinical trial activities and our supply chain. For example, the COVID-19 outbreak may delay enrollment in our pediatric clinical trial due to prioritization of hospital resources toward the outbreak, and some patients may be unwilling to enroll in our trials or be unable to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services, which would delay our ability to conduct clinical trials or release clinical trial results and could delay our ability to obtain regulatory approval and commercialize our product candidates. The spread of an infectious disease, including COVID-19, may also result in the inability of our suppliers to deliver components or raw materials on a timely basis or at all. In addition, hospitals may reduce staffing and reduce or postpone certain treatments in response to the spread of an infectious disease. Such events may result in a period of business disruption and, in reduced operations, doctors or medical providers may be unwilling to participate in our clinical trials, any of which could materially affect our business, financial condition or results of operations. The significant spread of COVID-19 within the U.S., Canada or Germany resulted in a widespread health crisis and has had adverse effect on the national economies generally, the markets that we serve, our operations and the market price of our Common Shares.

Investments in biopharmaceutical companies are generally considered to be speculative in nature.

The prospects for companies operating in the biopharmaceutical industry are uncertain, given the very nature of the industry, and, accordingly, investments in biopharmaceutical companies should be considered to be speculative assets.

If we are unable to successfully commercialize or out-license Macrilen™ (macimorelin), or if we experience significant delays in doing so, our business would be materially harmed, and the future and viability of the Company could be imperiled.

Our principal focus is on the licensing and development of Macrilen™ (macimorelin) and we currently do not have any other product. We are a party to license agreements to carry out development, manufacturing, registration and commercialization of Macrilen™ (macimorelin) in the U.S., Canada, the European Economic Area and United Kingdom. We are party to a distribution agreement to for the commercialization of macimorelin in Israel and the Palestinian Authority. We continue to explore licensing and distribution opportunities worldwide.

The commercial success of Macrilen™ (macimorelin) depends on several factors, including, but not limited to, the following:

●	receipt of approvals from foreign regulatory authorities;

●	successfully negotiating pricing and reimbursement in key markets in the EU for macimorelin;

●	successfully contracting with qualified third-party suppliers to manufacture macimorelin;

●	developing appropriate distribution and marketing infrastructure and arrangements for our product;

●	launching and growing commercial sales of the product;

●	out-licensing macimorelin to third parties; and

●	acceptance of the product in the medical community, among patients and with third-party payers.

If we are unable to successfully achieve any of these factors, our business, financial condition and results of operations may be materially, adversely affected.

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Our revenues and expenses may fluctuate significantly, and any failure to meet financial expectations may disappoint securities analysts or investors and result in a decline in the price or the value of our Common Shares or other securities.

We have a history of operating losses. Our revenues and expenses have fluctuated in the past and may continue to do so in the future. These fluctuations could cause our share price of Common Shares or the value of our other securities to decline. Some of the factors that could cause our revenues and expenses to fluctuate include, but are not limited to, the following:

●	the timing and willingness of any current or future collaborators to invest the resources necessary to commercialize Macrilen™ (macimorelin);

●	not obtaining necessary regulatory approvals from the FDA, the EMA, the EC or other agencies that may delay or prevent us from obtaining approval of a pediatric indication for Macrilen™ (macimorelin), which may affect the share price of our Common Shares;

●	the timing of regulatory submissions and approvals;

●	the nature and timing of licensing fee revenues;

●	the outcome of future litigation;

●	foreign currency fluctuations;

●	the effects of the recent outbreak of COVID-19, including the effects of intensified efforts to contain the spread of the virus, which has, to date, included, among other things, quarantines and travel restrictions;

●	the timing of the achievement and the receipt of milestone payments from current or future licensing partners; and

●	failure to enter into new or the expiration or termination of current agreements with suppliers who manufacture Macrilen™ (macimorelin).

Due to fluctuations in our revenues and expenses, we believe that period-to-period comparisons of our results of operations are not necessarily indicative of our future performance. It is possible that in some future periods, our revenues and expenses will be above or below the expectations of securities analysts or investors. In this case, the share price of our Common Shares and the value of our other securities could fluctuate significantly or decline.

If we are unable to successfully complete the pediatric clinical trial program for Macrilen™ (macimorelin), or if such clinical trial takes longer to complete than we project, our ability to execute any related business strategy will be adversely affected.

If we experience delays in identifying and contracting with sites and/or in-patient enrollment in our pediatric clinical trial program for Macrilen™ (macimorelin), we may incur additional costs and delays in our development programs, and may not be able to complete our clinical trials on a cost-effective or timely basis. In addition, conducting multi-national studies adds another level of complexity and risk as we are subject to events affecting countries other than the U.S. and Canada. Moreover, negative or inconclusive results from the clinical trials we conduct or adverse medical events could cause us to have to repeat or terminate the clinical trials. Furthermore, children have different metabolic issues than adults. Accordingly, we may not be able to complete the pediatric clinical trial within an acceptable time-frame, if at all. If we or our CRO have difficulty enrolling a sufficient number of patients to conduct our clinical trials as planned, we may need to delay or terminate ongoing clinical trials.

Clinical trials are subject to continuing oversight by governmental regulatory authorities and institutional review boards and must, among other requirements:

●	meet the requirements of these authorities from multiple countries and jurisdictions and their related statutes, regulations and guidance;

●	meet the requirements for informed consent;

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●	meet the requirements for institutional review boards; and

●	meet the requirements for good clinical practices.

We are currently dependent on certain strategic relationships with third parties for the development, manufacturing and licensing of Macrilen™ (macimorelin) and we may enter into future collaborations for the development, manufacturing and licensing of Macrilen™ (macimorelin).

Our arrangements with third parties may not provide us with the benefits we expect and may expose us to a number of risks.

Currently, we are dependent on NNBL to commercialize Macrilen™ (macimorelin) in the U.S. and Canada. Most of our potential revenue consists of contingent payments, including milestones and royalties on the sale of Macrilen™ (macimorelin). The milestone and royalty revenue that we may receive under this collaboration will depend upon NNBL’s ability to successfully introduce, market and sell Macrilen™ (macimorelin) in the U.S. If NNBL does not devote sufficient time and resources to its collaboration arrangement with us, we may not realize the potential commercial benefits of the arrangement, and our results of operations may be materially, adversely affected.

Our reliance on relationships with NNBL and other potential third parties poses a number of risks. We may not realize the contemplated benefits of such agreements nor can we be certain that any of these parties will fulfill their obligations in a manner which maximizes our revenue. These arrangements may also require us to transfer certain material rights to third parties. These agreements create certain additional risks. The occurrence of any of the following or other events may delay or impair commercialization of Macrilen™ (macimorelin):

●	in certain circumstances, third parties may assign their rights and obligations under these agreements to other third parties without our consent or approval;

●	the third parties may cease to conduct business for financial or other reasons;

●	we may not be able to renew such agreements;

●	the third parties may not properly maintain or defend certain intellectual property rights that may be important to the commercialization of Macrilen™ (macimorelin);

●	the third parties may encounter conflicts of interest, changes in business strategy or other issues which could adversely affect their willingness or ability to fulfill their obligations to us (for example, pharmaceutical companies historically have re-evaluated their priorities following mergers and consolidations, which have been common in this industry);

●	delays in, or failures to achieve, scale-up to commercial quantities, or changes to current raw material suppliers or product manufacturers (whether the change is attributable to us or the supplier or manufacturer) could delay clinical studies, regulatory submissions and commercialization of Macrilen™ (macimorelin); and

●	disputes may arise between us and the third parties that could result in the delay or termination of the manufacturing or commercialization of Macrilen™ (macimorelin), resulting in litigation or arbitration that could be time-consuming and expensive, or causing the third parties to act in their own self-interest and not in our interest or those of our shareholders.

In addition, the third parties can terminate our agreements with them for a number of reasons based on the terms of the individual agreements that we have entered into with them. If one or more of these agreements were to be terminated, we would be required to devote additional resources to manufacturing and commercializing Macrilen™ (macimorelin), which would likely cause a drop in share price of our Common Shares.

We may be unsuccessful in consummating further out-licensing arrangements for MacrilenTM (macimorelin) on favorable terms and conditions, or we may be significantly delayed in doing so.

As part of our product development and commercialization strategy, we are evaluating out-licensing opportunities for macimorelin in addition to the existing License Agreements signed with Novo Nordisk and Consilient Health by the end of 2020. If we elect to collaborate with third parties in respect of macimorelin, we may not be able to negotiate a collaborative arrangement for macimorelin on favorable terms and conditions, if at all. Should any partner fail to successfully commercialize macimorelin, our business, financial condition and results of operations may be adversely affected.

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We may require significant additional financing, and we may not have access to sufficient capital.

We may require significant additional capital to fund our commercialization efforts and may require additional capital to pursue planned clinical trials and regulatory approvals. Although we have capital from the License Agreement, we do not anticipate generating significant revenues from operations in the near future other than from the License Agreement. Moreover, we currently have no committed sources of capital. Please see the Risk Factor entitled “We may not be able to continue as a going concern if we do not obtain cash from AEZS Germany to fund our North American operations and we do not obtain additional financing.”

We may attempt to raise additional funds through public or private financings, collaborations with other pharmaceutical companies or from other sources, including, without limitation, through at-the-market offerings and issuances of securities. Additional funding may not be available on terms that are acceptable to us. If adequate funding is not available to us on reasonable terms, we may need to delay, reduce or eliminate our product development programs or obtain funds on terms less favorable than we would otherwise accept. To the extent that additional capital is raised through the sale of equity securities or securities convertible into or exchangeable or exercisable for equity securities, the issuance of those securities would result in dilution to our shareholders. Moreover, the incurrence of debt financing or the issuance of dividend-paying preferred shares, could result in a substantial portion of our future operating cash flow, if any, being dedicated to the payment of principal and interest on such indebtedness or the payment of dividends on such preferred shares and could impose restrictions on our operations and on our ability to make certain expenditures and/or to incur additional indebtedness, which could render us more vulnerable to competitive pressures and economic downturns.

Our future capital requirements are substantial and may increase beyond our current expectations depending on many factors, including, but not limited to, the following:

●	the duration of changes to and results of our clinical trials for any future products going forward;

●	unexpected delays or developments in seeking regulatory approvals;

●	the time and cost involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;

●	unexpected developments encountered in implementing our business development and commercialization strategies;

●	the potential addition of commercialized products to our portfolio;

●	the outcome of future litigation; and

●	further arrangements, if any, with collaborators.

In addition, global economic and market conditions, as well as future developments in the credit and capital markets, may make it even more difficult for us to raise additional financing in the future.

We are and will be subject to stringent ongoing government regulation for our products and our product candidates, even if we obtain regulatory approvals for the latter.

The manufacturing, marketing and sale of Macrilen™ (macimorelin) are and will be subject to strict and ongoing regulation, even with marketing approval by the FDA and the EC for Macrilen™ (macimorelin). Compliance with such regulation will be expensive and consume substantial financial and management resources. For example, the EC approval for macimorelin was conditioned on our agreement to conduct post-marketing follow-up studies to monitor the safety or efficacy of the product. In addition, as clinical experience with a drug expands after approval because the drug is used by a greater number and more diverse group of patients than during clinical trials, side effects or other problems may be observed after approval that were not observed or anticipated during pre-approval clinical trials. In such a case, a regulatory authority could restrict the indications for which the product may be sold or revoke the product’s regulatory approval.

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We and our contract manufacturers will be required to comply with applicable current Good Manufacturing Practice (cGMP) regulations for the manufacture of our current or future products and other regulations. These regulations include requirements relating to quality assurance, as well as the corresponding maintenance of rigorous records and documentation. Manufacturing facilities must be approved before we can use them in the commercial manufacturing of a product and are subject to subsequent periodic inspection by regulatory authorities. In addition, material changes in the methods of manufacturing or changes in the suppliers of raw materials are subject to further regulatory review and approval.

If we, or if any future marketing collaborators or contract manufacturers, fail to comply with applicable regulatory requirements, we may be subject to sanctions including fines, product recalls or seizures and related publicity requirements, injunctions, total or partial suspension of production, civil penalties, suspension or withdrawals of previously granted regulatory approvals, warning or untitled letters, refusal to approve pending applications for marketing approval of new products or of supplements to approved applications, complete withdrawal of a marketing application, exclusion from government healthcare programs, import or export bans or restrictions, and/or criminal prosecution and penalties. Any of these penalties could delay or prevent the promotion, marketing or sale of a product.

Even with marketing approval for MacrilenTM (macimorelin), such product approval could be subject to restrictions or withdrawals. Regulatory requirements are subject to change.

On December 20, 2017, the FDA granted marketing approval in the U.S. for Macrilen™ (macimorelin) to be used in the diagnosis of patients with AGHD, and on January 16, 2019, the EC granted marketing approval in Europe for macimorelin for the diagnosis of AGHD. Regulatory authorities generally approve products for specified indications. If an approval is for a limited indication, this limitation reduces the size of the potential market for that product. Product approvals, once granted, are subject to continual review and periodic inspections by regulatory authorities. Our operations and practices are subject to regulation and scrutiny by the U.S. government, as well as governments of any other countries in which we do business or conduct activities. Later discovery of previously unknown problems or safety issues and/or failure to comply with domestic or foreign laws, knowingly or unknowingly, can result in various adverse consequences, including, among other things, a possible delay in the approval or refusal to approve a product, warning or untitled letters, fines, injunctions, civil penalties, recalls or seizures of products and related publicity requirements, total or partial suspension of production, import or export bans or restrictions, refusal of the government to renew marketing applications, complete withdrawal of a marketing application, criminal prosecution and penalties, suspension or withdrawals of previously granted regulatory approvals, withdrawal of an approved product from the market and/or exclusion from government healthcare programs. Such regulatory enforcement could have a direct and negative impact on the product for which approval is granted, but also could have a negative impact on the approval of any pending applications for marketing approval of new drugs or supplements to approved applications.

Because we operate in a highly regulated industry, regulatory authorities could take enforcement action against us in connection with our licensees’ or collaborators’ businesses or marketing activities for various reasons.

From time to time, new legislation is passed into law that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA, the EC and other health authorities. In addition, regulations and guidance are often revised or reinterpreted by health agencies in ways that may significantly affect our business. It is impossible to predict whether further legislative changes will be enacted, or whether regulations, guidance, or interpretations will change, and what the impact of such changes, if any, may be.

Healthcare reform measures could hinder or prevent the commercial success of a product and adversely affect our business.

The business prospects and financial condition of pharmaceutical and biotechnology companies are affected by the efforts of governmental and third-party payers to contain or reduce the costs of healthcare. The U.S. government and other governments have shown significant interest in pursuing healthcare reform and reducing healthcare costs. Any government-adopted reform measures could cause significant pressure on the pricing of healthcare products and services, including Macrilen™ (macimorelin), both in the U.S. and internationally, as well as the amount of reimbursement available from governmental agencies and other third-party payers. If reimbursement for Macrilen™ (macimorelin) is substantially less than we expect, our revenue prospects could be materially and adversely impacted.

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In the U.S. and in other jurisdictions there have been, and we expect that there will continue to be, a number of legislative and regulatory proposals aimed at changing the healthcare system, such as proposals relating to the pricing of healthcare products and services in the U.S. or internationally, the reimportation of drugs into the U.S. from other countries (where they are then sold at a lower price), and the amount of reimbursement available from governmental agencies or other third-party payers. Furthermore, the pricing of pharmaceutical products, in general, and specialty drugs, in particular, has been a topic of concern in the U.S. Congress, where hearings on the topic have been held, and has been a topic of speeches given by political figures, including the President of the U.S.. Additionally, in the U.S., individual states have also passed legislation and proposed bills that are aimed at drug pricing transparency, which will likely impact drug pricing. There can be no assurance as to how this scrutiny on pricing of pharmaceutical products will impact future pricing of Macrilen™ (macimorelin).

The Patient Protection and Affordable Care Act and the Healthcare and Education Affordability Reconciliation Act of 2010 (collectively, the “ACA”) has had far-reaching consequences for most healthcare companies, including specialty biopharmaceutical companies like us. The future of the ACA is, however, uncertain as there have been executive, judicial and congressional challenges to certain aspects of the ACA. Former President Trump and his administration and certain members of the U.S. Congress have sought to repeal all or part of the ACA and implement a replacement program. In addition, on December 18, 2019, the 5th Circuit of the U.S. ruled that the individual mandate in the ACA is unconstitutional, and sent the case back to the applicable District Court to determine whether the entire law is invalid or if some parts of the ACA can survive. The United States Supreme Court is currently reviewing this case, but it is unknown when a decision will be reached. Although the United States Supreme Court has not yet ruled on the constitutionality of the ACA, on January 28, 2021, President Biden issued an executive order to expand the program further. It is unclear how the Supreme Court ruling, other such litigation and the healthcare reform efforts of the Biden administration will impact the ACA and our business.

In addition, the Food and Drug Administration Amendments Act of 2007 gives the FDA enhanced post-market authority, including the authority to require post-marketing studies and clinical trials, labeling changes based on new safety information, and compliance with risk evaluations and mitigation strategies approved by the FDA. The FDA’s exercise of this authority may result in delays or increased costs during the period of product development, clinical trials and regulatory review and approval, which may also increase costs related to complying with new post-approval regulatory requirements, and increase potential FDA restrictions on the sale or distribution of approved products.

If we or our licensees market products or interact with health care practitioners in a manner that violates healthcare fraud or abuse laws, we or our licensees may be subject to civil or criminal penalties, including exclusion from participation in government healthcare programs.

As a pharmaceutical company, even though we do not provide healthcare services or receive payments directly from or bill directly to Medicare, Medicaid or other national or third-party payers for our current product, U.S. federal and state healthcare laws and regulations, as well as certain EU regulatory and government agencies, pertaining to fraud or abuse are and will be applicable to our business. We, and our licensees, are subject to healthcare fraud and abuse regulation by EU regulatory and government agencies in the countries where we may seek marketing access, and the U.S. federal government and the states in which we conduct our business.

The laws that may affect us or that of our licensee’s ability to operate include the federal healthcare program anti-kickback statute, which prohibits, among other things, knowingly and willfully offering, paying, soliciting, or receiving remuneration to induce, or in return for, the purchase, lease or order, or arrangement for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. This statute applies to arrangements between pharmaceutical manufacturers and prescribers, purchasers and formulary managers. Although there are a number of statutory exceptions and regulatory safe harbors protecting certain common activities, the exceptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or a safe harbor.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid. Pharmaceutical companies have been prosecuted under these laws for a variety of alleged promotional and marketing activities, such as providing free product to customers with the expectation that the customers would bill federal programs for the product, reporting to pricing services inflated average wholesale prices that were then used by federal programs to set reimbursement rates, engaging in off-label promotion that caused claims to be submitted to Medicaid for non-covered off-label uses, and submitting inflated best price information to the Medicaid Drug Rebate Program.

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The Health Insurance Portability and Accountability Act of 1996 also created prohibitions against healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payers. The false statements statute immediately noted above prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.

In addition, there has been a recent trend of increased federal and state regulation of payments made to physicians. The ACA, through the Physician Payment Sunshine Act of 2010, imposed new requirements on manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the Centers for Medicare and Medicaid Services (“CMS”), information related to payments or other “transfers of value” made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and applicable manufacturers and group purchasing organizations to report annually to CMS ownership and investment interests held by physicians (as defined above) and their immediate family members and payments or other “transfers of value” to such physician owners and their immediate family members. Manufacturers are required to report such data to the government by the 90th calendar day of each year.

The majority of states also have statutes or regulations similar to these federal laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payer. In addition, some states have laws that require pharmaceutical companies to adopt comprehensive compliance programs. For example, under California law, pharmaceutical companies must comply with both the April 2003 Office of Inspector General Compliance Program Guidance for Pharmaceutical Manufacturers and the PhRMA Code on Interactions with Healthcare Professionals, as amended. Certain states also mandate the tracking and reporting of gifts, compensation, and other remuneration paid by us to physicians and other healthcare providers.

Although compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, the risks cannot be entirely eliminated. Any action against us or our licensees for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses, cause reputational harm and divert our management’s attention from the operation of our business. Moreover, achieving and sustaining compliance with EU government and regulatory agencies and applicable U.S. federal and state laws may prove costly.

Because of the breadth of these laws and the narrowness of the safe harbors, it is possible that some of our business activities could be subject to challenge under one or more of such laws. The ACA also made several important changes to the federal anti-kickback statute, false claims laws and healthcare fraud statute by weakening the intent requirement under the anti-kickback and healthcare fraud statutes that may make it easier for the government or whistleblowers to charge such fraud and abuse violations. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the false claims statutes. In addition, the ACA increases penalties for fraud and abuse violations. If our past, present or future operations are found to be in violation of any of the laws described above or other similar governmental regulations to which we are subject, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and negatively impact our financial results.

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If Macrilen™ (macimorelin) does not gain market acceptance, we may be unable to generate significant revenues.

Market acceptance of Macrilen™ (macimorelin) depends on a number of factors, including, but not limited to, the following:

●	demonstration of clinical efficacy and safety;

●	the prevalence and severity of any adverse side effects;

●	limitations or warnings contained in the product’s approved labeling;

●	availability of alternative treatments or tests for the indications we target;

●	the advantages and disadvantages of Macrilen™ (macimorelin) relative to current or alternative treatments and tests;

●	the classification and description of MacrilenTM (macimorelin) in relevant guidelines;

●	the availability of acceptable pricing and adequate third-party reimbursement; and

●	the effectiveness of marketing and distribution methods for Macrilen™ (macimorelin).

If Macrilen™ (macimorelin) does not gain market acceptance among physicians, patients, healthcare payers and others in the medical community, who may not accept or utilize Macrilen™ (macimorelin), our ability to generate significant revenues from Macrilen™ (macimorelin) would be limited, and our financial condition could be materially, adversely affected. In addition, if we fail to further penetrate our core markets and existing geographic markets or to successfully expand our business into new markets, the growth in sales of Macrilen™ (macimorelin), along with our operating results, could be negatively impacted.

Our ability to further penetrate our core markets and existing geographic markets in which we compete or to successfully expand our business into additional countries in Europe, Asia or elsewhere is subject to numerous factors, many of which are beyond our control. Macrilen™ (macimorelin), if successfully commercialized, may compete with a number of drugs, therapies, products and tests currently manufactured and marketed by major pharmaceutical and other biotechnology companies. Macrilen™ (macimorelin) may also compete with new products currently under development by others or with products which may be less expensive than Macrilen™ (macimorelin). There can be no assurance that our efforts to increase market penetration in our core markets and existing geographic markets will be successful. Our failure to do so could have an adverse effect on our operating results and would likely cause a drop in the share price of our Common Shares.

We may expend our limited resources to pursue a particular product or indication and fail to capitalize on other products or indications for which there may be a greater likelihood of success.

Because we have limited financial and managerial resources, we are currently focusing our efforts on Macrilen™ (macimorelin), and we are doing so for specific indications. As a result, we may forego or delay pursuit of opportunities for other potential indications for Macrilen™ (macimorelin), which there may be a greater likelihood of success or may prove to have greater commercial potential. Research programs to identify new product candidates or pursue alternative indications for Macrilen™ (macimorelin) require substantial technical, financial and human resources. These activities – if pursued – may initially show promise in identifying potential product candidates or indications, yet fail to yield product candidates or indications for further clinical development.

We may not achieve our projected development goals in the time-frames we announce and expect.

We may set goals and make public statements regarding the timing of the accomplishment of objectives material to our success, such as the commencement, enrollment and anticipated completion of clinical trials, anticipated regulatory submission and approval dates and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in any clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements sufficient to commercialize Macrilen™ (macimorelin). There can be no assurance that we will make regulatory submissions or receive regulatory approvals as planned or that we will be able to adhere to our schedule for launching of Macrilen™ (macimorelin) outside of the U.S. If we fail to achieve one or more of these milestones as planned, the share price of our Common Shares would likely decline.

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If we fail to obtain acceptable prices or adequate reimbursement for Macrilen™ (macimorelin), our ability to generate revenues will be diminished.

Our ability or that of our licensee(s) to successfully commercialize Macrilen™ (macimorelin) will depend significantly on our or their ability to obtain acceptable prices and the availability of reimbursement to the patient from third-party payers, such as governmental and private insurance plans. These third-party payers frequently require companies to provide predetermined discounts from list prices, and they are increasingly challenging the prices charged for pharmaceuticals and other medical products. Macrilen™ (macimorelin) may not be considered cost-effective, and reimbursement to the patient may not be available or sufficient to allow us or our licensee(s) to sell our products on a competitive basis. It may not be possible to negotiate favorable reimbursement rates for Macrilen™ (macimorelin). Adverse pricing and reimbursement conditions would also likely diminish our ability to induce third parties to in-license Macrilen™ (macimorelin).

In addition, the continuing efforts of third-party payers to contain or reduce the costs of healthcare through various means may limit our commercial opportunity and reduce any associated revenue and profits. We expect that proposals to implement similar government controls will continue. The pricing of pharmaceutical products, in general, and specialty drugs, in particular, has been a topic of concern in the U.S. Congress, where hearings on the topic have been held, and has been a topic of speeches given by political figures, including the President of the U.S.. Specifically, there have been several recent U.S. Congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. Furthermore, there is drug pricing reform taking place at the state level in the U.S., in the form of laws and bills, that will impact how pharmaceutical companies can market and sell drug products and at what price. Additionally, third-party payers are increasingly challenging the price, examining the medical necessity, and reviewing the cost-effectiveness of medical drug products and medical services, in addition to questioning their safety and efficacy. There can be no assurance as to how this scrutiny on pricing of pharmaceutical products will impact future pricing of a product or orphan drugs or pharmaceutical products generally. In addition, increasing emphasis on managed care will continue to put pressure on the pricing of pharmaceutical and biopharmaceutical products. Cost control initiatives could decrease the price that we or any current or potential collaborators could receive a product and could adversely affect our profitability. In addition, in the U.S., Canada and many other countries, pricing and/or profitability of some or all prescription pharmaceuticals and biopharmaceuticals are subject to government control.

If we or our licensee(s) fail to obtain acceptable prices or an adequate level of reimbursement for Macrilen™ (macimorelin), the sales of Macrilen™ (macimorelin) would be adversely affected or there may be no commercially viable market for Macrilen™ (macimorelin).

Competition in our targeted markets is intense, and development by other companies could render Macrilen™ (macimorelin) non-competitive.

The biopharmaceutical field is highly competitive. New products developed by other companies in the industry could render Macrilen™ (macimorelin) uncompetitive or significantly less competitive. Competitors are developing and testing products and technologies that would compete with Macrilen™ (macimorelin). Some of these products may be more effective or have an entirely different approach or means of accomplishing the desired effect than Macrilen™ (macimorelin). We expect competition from pharmaceutical and biopharmaceutical companies and academic research institutions to continue to increase over time. Many of our competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing and human resources than we do.

We may not obtain adequate protection for Macrilen™ (macimorelin) through our intellectual property.

We rely heavily on our proprietary information in developing and manufacturing Macrilen™ (macimorelin). Our success depends, in large part, on our ability to protect our competitive position through patents, trade secrets, trademarks and other intellectual property rights. We have filed and are pursuing applications for patents and trademarks in many countries. Pending patent applications may not result in the issuance of patents, and we may not be able to obtain additional issued patents relating to Macrilen™ (macimorelin).

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The laws of some countries do not protect intellectual property rights to the same extent as the laws of the U.S. and Canada. Many companies have encountered significant problems in protecting and defending such rights in foreign jurisdictions. Many countries, including certain countries in Europe, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of the patent. Moreover, the legal systems of certain countries, particularly certain developing countries, do not favor the aggressive enforcement of patent and other intellectual property protection, which makes it difficult to stop and prevent infringement.

Our patents may be challenged, narrowed, invalidated, held to be unenforceable or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the length of term of patent protection we may have for Macrilen™ (macimorelin). Changes in either patent laws or in interpretations of patent laws in the U.S. and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection for Macrilen™ (macimorelin). The patents issued or to be issued to us for Macrilen™ (macimorelin) may not provide us with any competitive advantage or protect us against competitors with similar technology. In addition, it is possible that third parties with products that are very similar to ours will circumvent our patents by means of alternate designs or processes. We may have to rely on method-of-use, methods of manufacture and/or new-formulation protection for our compounds in development, and any resulting products, which may not confer the same protection as claims to compounds per se.

In addition, our patents may be challenged by third parties in patent litigation, which is becoming widespread in the biopharmaceutical industry. There may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim. There may also be prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. No assurance can be given that our patents would, if challenged, be held by a court to be valid or enforceable, or that a competitor’s technology or product would be found by a court to infringe our patents. Our granted patents could also be challenged and revoked in U.S. post-grant proceedings as well as in opposition or nullity proceedings in certain countries outside the U.S. In addition, we may be required to disclaim part of the term of certain patents. The costs of these proceedings could be substantial, and it is possible that our efforts could be unsuccessful, resulting in a loss of our U.S. patent position.

We also rely on trade secrets and proprietary know-how to protect our intellectual property. If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and products could be adversely affected. We seek to protect our unpatented proprietary information in part by requiring our employees, consultants, outside scientific collaborators, and sponsored researchers and other advisors to enter into confidentiality agreements. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of our employees, the agreements provide that all of the technology that is conceived by the individual during the course of employment is our exclusive property. These agreements may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of our proprietary information. In addition, it is possible that third parties could independently develop proprietary information and techniques substantially similar to ours or otherwise gain access to our trade secrets. If we are unable to protect the confidentiality of our proprietary information and know-how, competitors may be able to use this information to develop products that compete with our products and technologies, which could adversely impact our business.

We currently have the right to use certain patents and technologies under license agreements with third parties. Our failure to comply with the requirements of one or more of our license agreements could result in the termination of such agreements, which could cause us to terminate the related development program and cause a complete loss of our investment in that program or given market. Inventions claimed in certain in-licensed patents may have been made with funding from the U.S. government and may be subject to the rights of the U.S. government, and we may be subject to additional requirements in the event we seek to commercialize or manufacture product candidates incorporating such in-licensed technology.

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As a result of the foregoing factors, we may not be able to rely on our intellectual property to protect Macrilen™ (macimorelin) in the marketplace.

We may infringe the intellectual property rights of others.

Our commercial success depends significantly on our ability to operate without infringing the patents and other intellectual property rights of third parties. There could be issued patents of which we are not aware that our products or methods may be found to infringe, or patents of which we are aware and believe we do not infringe, but which we may ultimately be found to infringe. Moreover, patent applications and their underlying discoveries are in some cases maintained in secrecy until patents are issued. Because patents can take many years to issue, there may be currently pending applications of which we are unaware that may later result in issued patents that our products or technologies are found to infringe. Moreover, there may be published pending applications that do not currently include a claim covering our products or technologies, but, which nonetheless, provide support for a later drafted claim that, if issued, our products or technologies could be found to infringe.

If we infringe or are alleged to infringe intellectual property rights of third parties, it will adversely affect our business. Third parties may own or control these patents or patent applications in the U.S. and abroad. These third parties could bring claims against us or our collaborators that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages. Further, if a patent infringement suit were brought against us or our collaborators, we or they could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit.

The biopharmaceutical industry has produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. In the event of infringement or violation of another party’s patent or other intellectual property rights, we may not be able to enter into licensing arrangements or make other arrangements at a reasonable cost. Any inability to secure licenses or alternative technology could result in delays in the introduction of our products or lead to prohibition of the manufacture or sale of products by us or our partners and collaborators.

Patent litigation is costly and time consuming and may subject us to liabilities.

If we become involved in any patent litigation, interference, opposition, re-examination or other administrative proceedings, we will likely incur substantial expenses in connection therewith, and the efforts of our technical and management personnel will be significantly diverted. In addition, an adverse determination in litigation could subject us to significant liabilities.

We may not obtain trademark registrations for our current or future products.

We have filed applications for trademark registrations, including Macrilen™ (macimorelin), in various jurisdictions, including the U.S. We may file applications for other possible trademarks for macimorelin. No assurance can be given that any of our trademarks will be registered elsewhere, or that the use of any registered or unregistered trademarks will confer a competitive advantage in the marketplace.

We rely on third parties to conduct, supervise and monitor our clinical trials, and those third parties may not perform satisfactorily.

We rely on third parties such as CROs, medical institutions and clinical investigators to enroll qualified patients and to conduct, supervise and monitor our clinical trials. Our reliance on these third parties for clinical development activities reduces our control over these activities. Our reliance on these third parties, however, does not relieve us of our regulatory responsibilities, including ensuring that our clinical trials are conducted in accordance with GCP guidelines and the investigational plan and protocols contained in an IND application to the FDA, or a comparable foreign regulatory submission. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. In addition, they may not complete activities on schedule, or may not conduct our preclinical studies or clinical trials in accordance with regulatory requirements or our trial design. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, our efforts to obtain regulatory approvals for, and to commercialize, our products may be delayed or prevented.

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We are dependent on, and rely upon, third parties to perform various functions related to our business, including, but not limited to, development of some of our product candidates. Our reliance on these relationships poses a number of risks.

In carrying out our operations, we are dependent on a stable and consistent supply of ingredients and raw materials.

There can be no assurance that we, our contract manufacturers or our licensees, will be able, in the future, to continue to purchase products from our current suppliers or any other supplier on terms that are favorable or similar to current terms or at all. An interruption in the availability of certain raw materials or ingredients, or significant increases in the prices we pay for them, could have a material adverse effect on our business, financial condition, liquidity and operating results.

The failure to perform satisfactorily by third parties upon which we expect to rely to manufacture and supply products may lead to supply shortfalls.

We rely on third parties to manufacture and supply Macrilen™ (macimorelin). We also have or may have certain supply obligations vis-à-vis our existing and potential licensees, who are or will be responsible for the marketing of Macrilen™ (macimorelin). To be successful, Macrilen™ (macimorelin) has to be manufactured in commercial quantities in compliance with quality controls and regulatory requirements. Even though it is our objective to minimize such risk by introducing alternative suppliers to ensure a constant supply at all times, there are a limited number of contract manufacturers or suppliers that are capable of manufacturing Macrilen™ (macimorelin) or the materials used in its manufacture. If we are unable to do so ourselves or to arrange for third-party manufacturing or supply of Macrilen™ (macimorelin) or materials, or to do so on commercially reasonable terms, we may not be able to commercialize Macrilen™ (macimorelin) through our licensees. Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured products ourselves, including reliance on the third party for regulatory compliance, the possibility of breach of the manufacturing agreement by the third party because of factors beyond our control, and the possibility of termination or non-renewal of the agreement by the third party, based on its own business priorities, at a time that is costly or inconvenient for us.

We are subject to intense competition for our skilled personnel, and the loss of key personnel or the inability to attract additional personnel could impair our ability to conduct our operations.

We are highly dependent on our management and our clinical, regulatory and scientific staff, the loss of whose services might adversely impact our ability to achieve our objectives. Recruiting and retaining qualified management and clinical, scientific and regulatory personnel is critical to our success. Reductions in our staffing levels have eliminated redundancies in key capabilities and skill sets among our full-time staff, and required us to rely more heavily on outside consultants and third parties. We have been unable to increase the compensation of our associates to the extent required to remain fully competitive for their services, which increased our employee retention risk. The competition for qualified personnel in the biopharmaceutical field is intense, and if we are not able to continue to retain qualified personnel and/or maintain positive relationships with our outside consultants, we may not be able to achieve our strategic and operational objectives.

We may be subject to litigation in the future.

We may, from time to time, be a party to litigation in the normal course of business. Monitoring and defending against legal actions, whether meritorious, is time-consuming for our management and detracts from our ability to fully focus our internal resources on our business activities. In addition, legal fees and costs incurred in connection with such activities may be significant and we could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. A decision adverse to our interests could result in the payment of substantial damages and could have a material adverse effect on our cash flow, results of operations and financial position.

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With respect to any litigation, our insurance may not reimburse us, or may not be sufficient to reimburse us, for the expenses or losses we may suffer in contesting and concluding such lawsuit. Substantial litigation costs, including the substantial self-insured retention that we are required to satisfy before any insurance applies to a claim, unreimbursed legal fees or an adverse result in any litigation may adversely impact our business, operating results or financial condition.

We are subject to the risk of product liability claims, for which we may not have or may not be able to obtain adequate insurance coverage.

The sale and use of Macrilen™ (macimorelin) will involve the risk of product liability claims and associated adverse publicity. Product liability claims might be made against us directly by patients, healthcare providers or pharmaceutical companies, or others selling, buying or using our products. We attempt to manage our liability risks by means of insurance. We maintain insurance covering our liability for our preclinical and clinical studies as well as products liability insurance. However, we may not have or be able to obtain or maintain sufficient and affordable insurance coverage, including coverage for potentially very significant legal expenses, and without sufficient coverage any claim brought against us could have a materially adverse effect on our business, financial condition or results of operations.

We are a holding company, and claims of creditors of our subsidiaries will generally have priority as to the assets of such subsidiaries over our claims and those of our creditors and shareholders. In addition, our principal operating subsidiary, AEZS Germany, may become subject to insolvency proceedings if it is illiquid or “over-indebted” in accordance with German law.

Aeterna Zentaris is a holding company and a substantial portion of our non-cash assets is the share capital of our subsidiaries. AEZS Germany, our principal operating subsidiary, based in Frankfurt, Germany, holds most of our intellectual property rights. Because Aeterna Zentaris is a holding company, our obligations to our creditors are structurally subordinated to all existing and future liabilities of our subsidiaries, which may incur additional or other liabilities and/or obligations. As a result, our rights and the rights of our creditors to participate in any distribution of the assets of any subsidiary in the event that such subsidiary were to be liquidated or reorganized or in the event of any bankruptcy or insolvency proceeding relating to or involving such subsidiary, and, therefore, the rights of the holders of our securities to participate in those assets, are subject to the prior claims of such subsidiary’s creditors. To the extent that we may be a creditor with recognized claims against any such subsidiary, our claims would still be subject to the prior claims of our subsidiary’s creditors to the extent that they are secured or senior to those held by us.

Holders of our securities are not creditors of our subsidiaries. Claims to the assets of our subsidiaries will derive from our own ownership interest in those operating subsidiaries. Claims of our subsidiaries’ creditors will generally have priority as to the assets of such subsidiaries over our own ownership interest claims and, therefore, will have priority over the holders of our securities. Our subsidiaries’ creditors may from time to time include general creditors, trade creditors, employees, secured creditors, taxing authorities and creditors holding guarantees. Accordingly, in the event of any foreclosure, dissolution, winding-up, liquidation or reorganization, or a bankruptcy, insolvency or creditor protection proceeding relating to us or our property, or any subsidiary, there can be no assurance as to the value, if any, that would be available to holders of our securities. In addition, any distributions to us by our subsidiaries could be subject to monetary transfer restrictions in the jurisdictions in which our subsidiaries operate.

German law, which governs our principal operating subsidiary AEZS Germany, imposes an obligation on the managing director(s) of AEZS Germany to institute insolvency proceedings of that subsidiary if the managing director(s) concludes that AEZS Germany is insolvent because it is either illiquid or “over-indebted” in accordance with the provisions of German law.

It may be difficult for U.S. investors to obtain and enforce judgments against us because of our Canadian incorporation and German presence.

We are a company existing under the laws of Canada. A number of our directors and officers are residents of Canada or otherwise reside outside the U.S., and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the U.S. Consequently, although we have appointed an agent for service of process in the U.S., it may be difficult for investors in the U.S. to bring an action against such directors or officers or to enforce against those persons or us a judgment obtained in a U.S. court predicated upon the civil liability provisions of federal securities laws or other laws of the U.S. Investors should not assume that foreign courts (i) would enforce judgments of U.S. courts obtained in actions against us or such directors, officers or experts predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the U.S. or (ii) would enforce, in original actions, liabilities against us or such directors, officers or experts predicated upon the U.S. federal securities laws or any such state securities or “blue sky” laws.

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We are subject to various internal control reporting requirements under applicable Canadian securities laws and the Sarbanes-Oxley Act in the U.S. We can provide no assurance that we will, at all times in the future, be able to report that our internal controls over financial reporting are effective.

As a public company, we are required to comply with Section 404 of the U.S. Sarbanes-Oxley Act of 2002 (“Section 404”) and National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian securities administrators. In any given year, we cannot be certain as to the time of completion of our internal control evaluation, testing and remediation actions or of their impact on our operations. Upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board (U.S.) rules and regulations. As a public company, we are required to report, among other things, control deficiencies that constitute material weaknesses or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual consolidated financial statements will not be prevented or detected on a timely basis. If we fail to comply with the requirements of Section 404 or similar Canadian requirements, or if we report a material weakness, we might be subject to regulatory sanction and investors may lose confidence in our consolidated financial statements, which may be inaccurate if we fail to remedy such material weakness.

We are subject to a broad range of environmental laws and regulations and may be subject to environmental remediation obligations under such safety and related laws and regulations. The impact of these obligations and the Company’s ability to respond effectively to them may have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our Common Shares to decline.

We are subject to a broad range of federal, state, provincial and local environmental laws and regulations in the U.S., Canada and Germany concerning the environment, safety matters, regulation of chemicals and product safety in the countries where we manufacture and sell our products or otherwise operate our business. These requirements include, among other matters, regulation of the handling, manufacture, transportation, storage, use and disposal of materials, including the discharge of pollutants, hazardous substances and waste into the environment. In the normal course of our business, such substances and waste may be released into the environment, which could cause environmental or property damage or personal injuries, and which could subject us to remediation obligations regarding contaminated soil and groundwater, potential liability for damage claims or to social or reputational harm and other similar adverse impacts. Under certain laws, we may be required to remediate contamination at certain of our properties regardless of whether the contamination was caused by us or by previous occupants of the property, or by others and at third-party sites where we send waste.

In recent years, the operations of all companies have become subject to increasingly stringent legislation and regulation related to environmental protection. Such legislation and regulations are complex and constantly changing. Future events, such as changes in existing laws or regulations or the enforcement thereof, or the discovery of contamination at our facilities may, among other things, require us to install additional controls for certain of our emission sources, undertake changes in our manufacturing processes, remediate soil or groundwater contamination at facilities where such cleanup is not currently required, or to take action to address social expectations or concerns arising from or relating to such changes and our response to such changes. The cost of such additional compliance or remediation obligations or responding to such social expectations or concerns may be significant and could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our Common Shares and/or debt securities to decline.

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We may incur losses associated with foreign currency fluctuations.

Our operations are, in many instances, conducted in currencies other than our functional currency or the functional currencies of our subsidiaries. Fluctuations in the value of currencies could cause us to incur currency exchange losses. We do not currently employ a hedging strategy against exchange rate risk. We cannot assert with any assurance that we will not suffer losses as a result of unfavorable fluctuations in the exchange rates between the U.S. dollar, the euro, the Canadian dollar and other currencies.

Legislative actions, new accounting pronouncements and higher insurance costs may adversely impact our future financial position or results of operations.

Changes in financial accounting standards or implementation of accounting standards may cause adverse, unexpected revenue or expense fluctuations and affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with greater frequency and are expected to occur in the future, and we may make or be required to make changes in our accounting policies in the future. Compliance with changing regulations of corporate governance and public disclosure, notably with respect to internal controls over financial reporting, may result in additional expenses. Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for companies such as ours, and insurance costs are increasing as a result of this uncertainty.

Data security breaches may disrupt our operations and adversely affect our operating results.

Our network security and data recovery measures and those of third parties with which we contract, may not be adequate to protect against computer viruses, cyber-attacks, breaches, and similar disruptions from unauthorized tampering with our computer systems. The misappropriation, theft, sabotage or any other type of security breach with respect to any of our proprietary and confidential information that is electronically stored, including research or clinical data, could cause interruptions in our operations, could result in a material disruption of our clinical activities and business operations and could expose us to third-party legal claims. Furthermore, we could be required to make substantial expenditures of resources to remedy the cause of cyber-attacks or break-ins. This disruption could have a material adverse impact on our business, operating results and financial condition. Additionally, any break-in or trespass of our facilities that results in the misappropriation, theft, sabotage or any other type of security breach with respect to our proprietary and confidential information, including research or clinical data, or that results in damage to our research and development equipment and assets could have a material adverse impact on our business, operating results and financial condition.

Our business processes personal information, both in connection with clinical activities and our employees. The use of this information is critical to our operations and innovation, including the development of our products, as well as management of our employees. New and evolving regulations, such as the European Union General Data Protection Regulation, could bring increased scrutiny of our data management in the future. Any cyber-attacks or other failure to protect critical and sensitive systems and information could damage our reputation, prompt litigation or lead to regulatory sanctions, all of which could materially affect our financial condition and results of operation.

Risks Relating to our Common Shares

Our share price is volatile, which may result from factors outside of our control.

Our valuation and share price since the beginning of trading after our initial listings, first in Canada and then in the U.S., have had no meaningful relationship to current or historical financial results, asset values, book value or many other criteria based on conventional measures of the value of shares.

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Between January 1, 2020 and December 31, 2020, the closing price of our Common Shares ranged from $0.29 to $1.54 per share on the NASDAQ and from C$0.37 to C$2.00 per share on the TSX. As of March 23, 2021, the price of our Common Shares on the NASDAQ was $1.18 and C$1.51 on the TSX. Our share price may be affected by developments directly affecting our business and by developments out of our control or unrelated to us. The stock market generally, and the biopharmaceutical sector in particular, are vulnerable to abrupt changes in investor sentiment. Prices of shares and trading volume of companies in the biopharmaceutical industry can swing dramatically in ways unrelated to, or that bear a disproportionate relationship to, operating performance. Our share price and trading volume may fluctuate based on a number of factors including, but not limited to, the following:

●	developments regarding current or future third-party suppliers and licensee(s);

●	clinical trial and regulatory developments regarding Macrilen™ (macimorelin);

●	delays in our anticipated clinical trial development or commercialization timelines;

●	announcements by us regarding technological, regulatory or other matters;

●	arrivals or departures of key personnel;

●	governmental or regulatory action affecting our product candidates and our competitors’ products in the U.S., Canada and other countries;

●	developments or disputes concerning patent or proprietary rights;

●	actual or anticipated fluctuations in our revenues or expenses;

●	general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors; and

●	economic conditions in the U.S. or abroad, including the instability due to COVID-19.

Our listing on both the NASDAQ and the TSX may increase price volatility due to various factors, including different ability to buy or sell our Common Shares, different market conditions in different capital markets, and different trading volumes. In addition, low trading volume may increase the price volatility of our Common Shares. A thin trading market could cause the share price of our Common Shares to fluctuate significantly more than the stock market as a whole.

We do not intend to pay dividends in the near future.

To date, we have not declared or paid any dividends on our Common Shares. As a result, the return on an investment in our Common Shares, or any of our other securities, will depend upon any future appreciation in value. There is no guarantee that our Common Shares or any of our other securities will appreciate in value or even maintain the price at which shareholders have purchased them.

Future issuances of securities and hedging activities may depress the trading price of our Common Shares.

Any additional or future issuance of securities or convertible securities, including the issuance of securities upon the exercise of stock options and upon the exercise of warrants or other convertible securities or securities pursuant to which Common Shares are issuable, could dilute the interests of our existing shareholders, and could substantially decrease the trading share price of our Common Shares.

We may issue equity securities in the future for a number of reasons, including to finance our operations and business strategy, to satisfy our obligations upon the exercise of options or warrants, or for other reasons. Our stock option plans generally permit us to have outstanding, at any given time, stock options that are exercisable for a maximum number of Common Shares equal to 11.4% of all then issued and outstanding Common Shares.

In addition, the share price of our Common Shares could also be affected by possible sales of securities by investors who view other investment vehicles as more attractive means of equity participation in us and by hedging or arbitrage trading activity that may develop involving our securities. This hedging or arbitrage could, in turn, affect the trading share price of our Common Shares.

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In the event we were to lose our foreign private issuer status as of June 30 of a given financial year, we would be required to comply with the Securities Exchange Act of 1934 domestic reporting regime, which could cause us to incur additional legal, accounting and other expenses.

In order to maintain our current status as a foreign private issuer, either (1) a majority of our Common Shares must not be either directly or indirectly owned of record by residents of the U.S. or (2) (a) a majority of our executive officers and of our directors must not be U.S. citizens or residents, (b) more than 50 percent of our assets cannot be located in the U.S. and (c) our business must be administered principally outside the U.S.

In 2020, our management conducted its annual assessment of the various facts and circumstances underlying the determination of our status as a foreign private issuer and, based on the foregoing, our management has determined that, as of the date of such determination and as of June 30, 2020, we continued to be a foreign private issuer.

There can be no assurance, however, that we will remain a foreign private issuer either in 2021 or in future financial years.

If we were to lose our foreign private issuer status as of June 30 of any given financial year, we would be required to comply with the Securities Exchange Act of 1934 reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC rules and the NASDAQ listing standards. The regulatory and compliance costs to us of complying with the reporting requirements applicable to a U.S. domestic issuer under U.S. securities laws may be higher than the cost we have historically incurred as a foreign private issuer. In addition, if we were to lose our foreign private issuer status, we would no longer qualify under the Canada-U.S. multijurisdictional disclosure system to benefit from being able to file registration statements on Form F-10 (even if we satisfy the other conditions to eligibility), which could make it longer and more difficult to register our securities and raise funds by way of public, registered offerings in the U.S., and we would become subject to “baby shelf” rules that place limitations on our ability to issue an amount of securities above a certain threshold depending on our market capitalization and public float at a given point in time. As a result, we would expect that a potential loss of foreign private issuer status at some future point in time could increase our legal, financial reporting and accounting compliance costs, and it is difficult at this time to estimate by how much our legal, financial reporting and accounting compliance costs may increase in such eventuality.

Our articles of incorporation contain “blank check” preferred share provisions, which could delay or impede an acquisition of our company.

Our articles of incorporation, as amended, authorize the issuance of an unlimited number of “blank check” preferred shares, which could be issued by our Board without shareholder approval and which may contain liquidation, dividend and other rights equivalent or superior to our Common Shares. In addition, we have implemented in our constating documents an advance notice procedure for shareholder approvals to be brought before an annual meeting of our shareholders, including proposed nominations of persons for election to our Board. These provisions, among others, whether alone or together, could delay or impede hostile takeovers and changes in control or changes in our management. Any provision of our constating documents that has the effect of delaying or deterring a change in control could limit the opportunity for our shareholders to receive a premium for their Common Shares and could also affect the price that some investors are willing to pay for our Common Shares.

Our business could be negatively affected as a result of the actions of activist shareholders.

Proxy contests have been waged against many companies in the biopharmaceutical industry over the last few years. If faced with a proxy contest, we may not be able to successfully respond to the contest, which would be disruptive to our business. Even if we are successful, our business could be adversely affected by a proxy contest because:

●	responding to proxy contests and other actions by activist shareholders may be costly and time-consuming, and may disrupt our operations and divert the attention of management and our employees;

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●	perceived uncertainties as to the potential outcome of any proxy contest may result in our inability to consummate potential acquisitions, collaborations or in-licensing opportunities and may make it more difficult to attract and retain qualified personnel and business partners; and

●	if individuals that have a specific agenda different from that of our management, or other members of our board of directors are elected to our Board as a result of any proxy contest, such an election may adversely affect our ability to effectively and timely implement our strategic plan and to create value for our shareholders.

DIVIDEND POLICY

To date, the Company has not paid any dividends on the outstanding Common Shares and has no current intention to declare dividends on its Common Shares in the foreseeable future. Any decision to pay dividends on the Common Shares in the future will be dependent upon the financial requirements of the Company to finance future growth, the financial condition of the Company and other factors that the Board may consider appropriate in the circumstances. The Company has no restrictions on the payment of dividends other than those provided under the provisions of the CBCA and applicable stock exchange policies.

CAPITAL STRUCTURE

Our authorized share capital structure consists of an unlimited number of shares of the following classes (all classes are without nominal or par value): Common Shares; first preferred shares (the “First Preferred Shares”); and second preferred shares (the “Second Preferred Shares” and, together with the First Preferred Shares, the “Preferred Shares”), both issuable in series. As at March 24, 2021, there were approximately 121,124,785 Common Shares outstanding. No Preferred Shares have been issued to date. We have also issued warrants to acquire Common Shares in connection with certain equity financings.

Common Shares

The holders of the Common Shares are entitled to one vote for each Common Share held by them at all meetings of shareholders, except meetings at which only shareholders of a specified class of shares are entitled to vote. In addition, the holders are entitled to receive dividends if, as, and when declared by our Board on the Common Shares. Finally, the holders of the Common Shares are entitled to receive our remaining property upon any liquidation, dissolution or winding-up of our affairs, whether voluntary or involuntary. Shareholders have no liability to further capital calls as all shares issued and outstanding are fully paid and non-assessable.

Preferred Shares

The First and Second Preferred Shares are issuable in series with rights and privileges specific to each class. The holders of Preferred Shares are generally not entitled to receive notice of, or to attend or vote at, meetings of shareholders. The holders of First Preferred Shares are entitled to preference and priority to any participation of holders of Second Preferred Shares, Common Shares or shares of any other class of shares of our share capital ranking junior to the First Preferred Shares with respect to dividends and, in the event of our liquidation, the distribution of our property upon our dissolution or winding-up, or the distribution of all or part of our assets among the shareholders, to an amount equal to the value of the consideration paid in respect of such shares outstanding, as credited to our issued and paid-up share capital, on an equal basis, in proportion to the amount of their respective claims in regard to such shares held by them. The holders of Second Preferred Shares are entitled to preference and priority to any participation of holders of Common Shares or shares of any other class of shares of our share capital ranking junior to the Second Preferred Shares with respect to dividends and, in the event of our liquidation, the distribution of our property upon our dissolution or winding-up, or the distribution of all or part of our assets among the shareholders, to an amount equal to the value of the consideration paid in respect of such shares outstanding, as credited to our issued and paid-up share capital, on an equal basis, in proportion to the amount of their respective claims in regard to such shares held by them.

Our Board may, from time to time, provide for additional series of Preferred Shares to be created and issued, but the issuance of any Preferred Shares is subject to the general duties of the directors under the CBCA to act honestly and in good faith with a view to our best interests and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

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Warrants

Warrants have been issued by the Company in connection with the sale of units, with each unit consisting of one Common Share and one common share purchase warrant (each, a “Warrant”). The Warrants are subject to certain restrictions on transfer as set out in the applicable certificates representing the Warrants. The certificates provide that any rights under such certificates, including any beneficial interest therein, are not transferrable or assignable to any other person by the holder of such certificate without the prior written consent of the Company.

As of March 24, 2021, the following warrants were outstanding:

	Warrants	Exercise Price
	#	$	Expiry date
September 2019 Financing (Investor)	1,325,000	1.65	September 24, 2024
February 2020 Financing (Investor)	869,566	1.20	August 21, 2025
February 2020 Financing (Broker)	243,478	1.61719	February 19, 2025
July 2020 Financing (Investor)	5,872,333	0.45	July 7, 2025
August 2020 Financing	1,731,024	0.47	February 5, 2026
February 2021 Financing (Broker)	1,651,034	1.8125	February 17, 2026
	11,692,435

MARKET FOR SECURITIES

The following table indicates, for the relevant periods, the price ranges and trading volumes of our Common Shares on the NASDAQ and on the TSX as of December 31, 2020:

	NASDAQ (US$)			TSX (CAN$)
	High	Low	Volume	High	Low	Volume
January	1.54	1.01	5,165,000	2.00	1.12	16,778,181
February	1.38	0.77	6,068,400	1.83	1.05	6,006,326
March	0.88	0.40	6,317,500	1.14	0.69	1,193,423
April	0.95	0.45	6,680,660	1.31	0.63	1,122,359
May	0.74	1.13	12,681,100	1.75	1.04	587,635
June	1.25	0.79	5,247,600	1.65	1.10	1,351,300
July	0.57	0.37	172,664,400	0.77	0.50	1,265,307
August	0.57	0.42	115,348,800	0.77	0.57	3,495,205
September	0.46	0.33	59,649,800	0.60	0.445	277,236
October	0.40	0.30	21,492,400	0.52	0.40	470,428
November	0.44	0.29	55,397,500	1.57	0.37	511,037
December	0.45	0.35	65,115,100	0.58	0.42	518,396

Prior Issuances

During 2020, the following warrants were issued:

	Warrants	Exercise Price
	#	$	Issue date
February 2020 Financing (Investor)	2,608,696	1.20	February 21, 2020
February 2020 Financing (Broker)	243,478	1.61719	February 21, 2020
July 2020 Financing (Investor)	26,666,666	0.45	July 7, 2020
July 2020 Financing (Broker)	1,866,667	0.5625	July 7, 2020
August 2020 Financing (Investor)	9,320,907	0.47	August 5, 2020
August 2020 Financing (Broker)	869,952	0.7040625	August 5, 2020
	41,576,366

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DIRECTORS AND OFFICERS

The following table sets forth information about our directors and our senior corporate officers as at December 31, 2020:

Name and Place of Residence	Position	Independent	Date Elected or Appointed	Principal Occupation	Number of Securities Beneficially Owned, Controlled or Directed

Ammer, Nicola Hessen, Germany	Chief Medical Officer, Senior Vice President Clinical Development	N/A	March 1, 2015	Chief Medical Officer, Senior Vice President Clinical Development	60,000 Options
Auld, Leslie Ontario, Canada	Senior Vice President, Chief Financial Officer	N/A	September 28, 2018	Senior Vice President, Chief Financial Officer	Nil
Desbiens, Pierre-Yves Quebec, Canada	Director	Yes	April 1, 2020	Chief Operating Officer and Chief Financial Officer of VuWall Inc.	30,000 Common Shares 30,000 Deferred Share Units
Edwards. Peter G. Ohio, United States	Director	Yes	May 15, 2020	Director	30,000 Deferred Share Units
Egbert, Carolyn Texas, United States	Director, Chair of the Board	Yes	August 14, 2012	Owner, Creative Solutions for Executives	1,920 Common Shares 77,850 Options 83,000 Deferred Share Units
Gagnon, Gilles Quebec, Canada	Director	Yes	January 1, 2020	President and Chief Executive Officer of Ceapro Inc.	30,000 Deferred Share Units
Gerlach, Matthias Hessen, Germany	Senior Vice President Manufacturing and Supply Chain	N/A	April 1, 2001	Senior Vice President Manufacturing and Supply Chain	60,000 Options
Grau, Guenther Hessen, Germany	Vice President Finance	N/A	June 1, 1995	Vice President Finance	20,000 Options
Guenther, Eckhard Hessen, Germany	Senior Vice President Business Development & Alliance Management; Managing Director AEZS Germany	N/A	June 1, 1990	Senior Vice President Business Development & Alliance Management; Managing Director AEZS Germany	65,398 Options
Paulini, Klaus Hessen, Germany	President, Chief Executive Officer, Director; Managing Director AEZS Germany	No	October 4, 2019	President, Chief Executive Officer, Director; Managing Director AEZS Germany	20,000 Common Shares 97,500 Options

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As of the date hereof, to the Company’s knowledge, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, approximately 51,920 Common Shares, representing 0.0% of the outstanding Common Shares.

The following is a brief biography of each of our directors and executive officers.

Nicola Ammer was appointed as our Senior Vice President, Clinical Development and as Chief Medical Officer in January 2021. She serves as one of our executive officers. Dr. Ammer, who is based in the Frankfurt, Germany office of AEZS Germany, began her career in the pharmaceutical medicine environment in the CRO business in 2002 and gained experience in all aspects of clinical research & development in various positions with increasing responsibility, including a Director of Clinical Operations. She joined AEZS Germany in March 2015 as Clinical Program Director and took over the role of the Head of Clinical Development in January 2016. She possesses numerous skills in the area of pharmaceutical medicine and contributed significantly to the successful completion of the macimorelin clinical development program in the adult indication. Dr. Ammer obtained the license to practice medicine in 1995 after completion of her academic studies at the University of Essen. She was awarded a doctorate diploma in medicine by the University of Münster in 2004 and a Master of Science in Pharmaceutical Medicine by the University Duisburg-Essen in 2009.

Leslie Auld was appointed as our Senior Vice President, Chief Financial Officer in September 2018. She has over twenty-five years of accounting, finance and pharmaceutical industry experience, with increasingly senior roles at Helix BioPharma Corp., Luminex Diagnostics (formerly TM BioScience Corp.), Attwell Capital Inc. (formerly Fralex Therapeutics) and GeneNews Limited. Ms. Auld was most recently the Chief Financial Officer and Treasurer of GeneNews Limited from 2010 to 2018. A Chartered Professional Accountant, Ms. Auld graduated with an Honors Bachelor of Science degree in Pharmacology & Toxicology from the University of Western Ontario and has a Master of Business Administration degree from the University of Toronto and began her career at PricewaterhouseCoopers.

Pierre-Yves Desbiens (CPA, CA, MBA) joined the Board on April 1, 2020 and is a member of the Audit Committee. Mr. Desbiens has served as director on our Board and chair of the Audit Committee since March 31, 2020. He is currently the Chief Operating Officer and Chief Financial Officer of VuWall Inc., a company that is in the business of video wall control systems. He was formerly the Chief Financial Officer of diaMentis Inc., a medical device software development company, from May to December 2020 and also provides financial consulting and consultation in business through his own firm, Financium Inc. Prior to that he was Venture Partner of the NEOMED Innovation Center for adMare Bioinnovations following the merger with the Centre for Drug Research and Development. Prior to the merger, he was Chief Operating Officer of the NEOMED Innovation Center, a division of the NEOMED Institute, and Chief Financial Officer of the NEOMED Institute since its inception in 2012. He has more than 30 years of professional and managerial experience, primarily as a CFO and in the biotech/pharmaceutical industry. He also served as portfolio manager at the Quebec Solidarity Funds and began his career with Deloitte, followed by PwC. He is an experienced director and audit committee chair of a variety of public and private biotech companies. Mr. Desbiens received his CPA in 1989 and his MBA from the University of Montréal (HEC) in 1997.

Peter G. Edwards joined the Board on May 15, 2020 and is a member of the Audit Committee and of the Nominating, Governance and Compensation Committee. Mr. Edwards served as the Executive Vice President and General Counsel of Celanese Corporation from January 2017 to January 2019. Mr. Edwards previously was Executive Vice President and General Counsel of Baxalta Incorporated, the biopharmaceutical spin-off from Baxter, from June 2015 until its merger with Shire plc in July 2016. Before that, he was Senior Vice President and General Counsel of the global specialty pharmaceuticals company Mallinckrodt plc from July 2013 to June 2015, and served as its Vice President and General Counsel from May 2010 to its spin-off from Covidien plc in June of 2013. He previously served as Executive Vice President and General Counsel for Solvay Pharmaceuticals in Brussels, Belgium from June 2007 until April 2010 and as its Senior Vice President and General Counsel in the US from October 2005 to June 2007. Prior to that, he held in-house positions of increasing responsibility within Mettler-Toledo, Inc. and Eli Lilly and Company. Mr. Edwards began his career in 1990 as an associate in the Kansas City, Missouri office of Shook, Hardy & Bacon L.L.P. Mr. Edwards received his J.D., cum laude, from Brigham Young University.

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Carolyn Egbert has served as a director on our Board since August 2012 and as Chair of our Board since May 2016. She is also a member of the Nominating, Governance and Compensation Committee. After enjoying the private practice of law as a defense litigator in Michigan and Washington, D.C., she joined Solvay America, Inc. (“Solvay”) (a chemical and pharmaceutical company) in Houston, Texas. Over the course of a twenty-year career with Solvay, she held the positions of Vice President, Human Resources, President of Solvay Management Services, Global Head of Human Resources and Senior Executive Vice President of Global Ethics and Compliance. During her tenure with Solvay, she served as a director on the board of directors of seven subsidiary companies and as Chair of one subsidiary board. After retiring in 2010, she established Creative Solutions for Executives, a consulting business providing expertise in corporate governance, ethics and compliance, organizational development, executive compensation and strategic human resources. She holds a Bachelor of Sciences degree in Biological Sciences from George Washington University, Washington D.C. and a Juris Doctor degree from Seattle University, Seattle, Washington. She also was a Ph.D. candidate in Pharmacology at both Georgetown University Medical School at Washington, D.C. and Northwestern University Medical School at Chicago, Illinois. She remains an active member of both the Michigan State Bar and the District of Columbia Bar, Washington, D.C.

Gilles Gagnon joined the Board on January 1, 2020 and is a member of the Audit Committee and of the Nominating, Governance and Compensation Committee. Mr. Gagnon is currently the President and Chief Executive Officer of Ceapro Inc., a biotechnology company. Prior to that, he was President and CEO of Aeterna Zentaris Inc. During the past 35 years, Mr. Gagnon has worked at several management levels within the field of health, especially in the hospital environment and pharmaceutical industry. Mr. Gagnon has participated in several international committees and strategic advisory boards. He served nine years on the board of directors of Canada’s Research Based Pharmaceutical Companies (Rx&D—now Innovative Medicine Canada) where he represented members from the biopharmaceutical sector and pioneered the Rx&D’s Canadian Biopartnering initiative. He is currently a member of the CEO Council of Innovative Medicine Canada. He is a certified corporate Director having completed the Directors Education Program at the Rotman School of Management at the University of Toronto, and he has served on several boards of both private and publicly listed companies in the biopharmaceutical sector.

Matthias Gerlach was appointed as our Vice President, Manufacturing Operations in June 2014 and as Vice President, Manufacturing and Supply Chain in January 2018. He serves as one of our executive officers. From December 2011 through May 2014, he was our Vice President, Medicinal Chemistry. Dr. Gerlach, who is based in the Frankfurt office of AEZS Germany, began his career in the pharmaceutical industry in 1997. He joined our Company in January 2001, assuming roles of increasing responsibility in areas of medicinal chemistry and preclinical development through product commercialization during his career. He possesses numerous scientific and business skills and has a long record of successful innovation, drug development and management, and contributed significantly to the successful U.S.-commercialization of macimorelin in the adult indication. Dr. Gerlach obtained a diploma in Chemistry from the Johann Wolfgang Goethe University in Frankfurt in 1994 and was awarded his doctorate diploma in synthetic organic chemistry by the Johann Wolfgang Goethe University in 1997.

Guenther Grau was appointed as our Vice President, Finance in February 2018. Mr. Grau, has been part of the Company since 2000. He began his career in the pharmaceutical industry at ASTA Medica AG, a predecessor of our Company, in 1995, assuming roles of increasing responsibility in areas of internal and external accounting during his career. Mr. Grau obtained a diploma in Business Administration from the Philipps-University, Marburg, in 1991.

Eckhard Guenther was appointed as Managing Director of Aeterna Zentaris GmbH in January 2020 and Senior Vice President of Business Development & Alliance Management in 2021. Dr. Guenther brings more than 25 years in the pharmaceutical industry, with profound knowledge and expertise in drug discovery and development in various indication areas like oncology and endocrinology. Additionally, over the course of his career, he has gained extensive experience across research coordination, project management, intellectual properties and business development. After receiving his Ph.D. in organic chemistry from the Martin-Luther University of Halle-Wittenberg (Germany), he started his industrial career at Fahlberg-List Magdeburg in 1985. In 1990 he joined ASTA Medica AG in Frankfurt where he worked in the department of Medicinal Chemistry. During his time at ASTA Medica, Dr. Guenther was significantly involved in the preparation and execution for the spin-off of the biotechnology company Zentaris from ASTA Medica. After the founding of Aeterna Zentaris in 2002 he was appointed to Vice President of Drug Discovery and Preclinical Research. In 2008 he was promoted to Vice President Alliance Management & Intellectual Property and in 2014 he became Vice President of Business Development at Aeterna Zentaris. Dr. Guenther was responsible for the initiation and execution of several research and development and licensing deals with midsize and large international pharmaceutical companies, like Consilient Health, MegaPharm Ltd., Schering Pharma, Solvay, Yakult Honsha, Hikma Pharmaceuticals and Sinopharm A-Think. Dr. Guenther is based in Frankfurt, Germany.

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Dr. Klaus Paulini was appointed President and Chief Executive Officer of the Company in October 2019 and also serves as a director on our Board. Dr. Paulini is based in Frankfurt, Germany at our subsidiary AEZS Germany, where he was appointed Managing Director in July 2019 and as Vice President Quality and Regulatory in February 2018. Dr. Paulini began his career in the pharmaceutical industry at ASTA Medica AG in 1997. He had an active role when Zentaris was formed and spun out of ASTA Medica, and served in various roles with increasing responsibility at the company ever since, including project responsibility for Cetrotide®. As Head of Quality Assurance from 2010 and 2019, Dr. Paulini successfully managed many of our clinical development projects – including Macrilen™/Macimorelin – in the research and development phase as group leader medicinal chemistry. With his extensive experience and knowledge, he provided successful oversight and valuable input for our pharmaceutical and clinical development programs, ensuring successful and compliant outcomes, ultimately leading to regulatory approvals by the U.S. FDA and the EMA. Dr. Paulini obtained his PhD (Dr. Ing.) in chemistry at the Technical University Darmstadt (Germany) in 1993 and specialized in medicinal chemistry/drug discovery during subsequent postdoctoral fellowships at Strathclyde University (Glasgow, Scotland) and J.W. Goethe University (Frankfurt, Germany) before joining ASTA Medica AG.

There are no family relationships between any of the persons named above and no arrangement with any customers, major shareholders, suppliers or others pursuant to which any person above was selected as a director or executive officer. Each director holds office until the Company’s next annual general meeting or until a successor is duly elected or appointed.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

Penalties or Sanctions

None of the directors or executive officers of the Company, and to the best of its knowledge, no shareholder holding a sufficient number of securities to affect materially the control of the Company, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, or has entered into a settlement agreement with a securities regulatory authority, or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Individual Bankruptcies

None of the directors or executive officers of the Company, and to the best of its knowledge, no shareholder holding a sufficient number of securities to affect materially the control of the Company, has, within the 10 years prior to the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Corporate Cease Trade Orders and Bankruptcies

Except as set forth below, none of the directors or executive officers of the Company, and to the best of its knowledge, no shareholder holding a sufficient number of securities to affect materially the control of the Company is, as at the date of this AIF, or has been within the 10 years before the date of this annual information form, (a) a director, chief executive officer or chief financial officer of any company that was subject to an order that was issued while the existing director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or (b) was subject to an order that was issued after the existing director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, or (c) a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. For the purposes of this paragraph, “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case, that was in effect for a period of more than 30 consecutive days.

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Ms. Auld was formerly the Chief Financial Officer and a director of GeneNews Limited (“GeneNews”). On January 18, 2016, GeneNews received notice that the TSX was reviewing the eligibility for continued listing on the TSX of the securities of GeneNews pursuant to Part VII of the TSX Company Manual. Based on extension requests submitted by GeneNews to the TSX, GeneNews was granted until June 17, 2016 to demonstrate compliance with the continued listing requirements (the “Listing Requirements”) of the TSX, pursuant to the TSX’s Remedial Review Process.

On March 29, 2016, GeneNews announced that it had applied for, and been granted a management cease trade order (“MCTO”) by the Ontario Securities Commission (the “OSC”) which precluded members of management from trading GeneNews’ common shares until such time as the cease trade order was no longer in effect. GeneNews needed to satisfy the provisions of the alternative information guidelines found in sections 4.3 and 4.4 of National Policy 12-203 - Cease Trade Orders for Continuous Disclosure Defaults, for so long as it was delayed in filing the annual and quarterly financial statements and related MD&A, CEO and CFO certificates and its’ Annual Information Form. GeneNews filed its annual filings on May 27, 2016 and completed its March 31, 2016 quarterly filings on June 15, 2016.

On June 16, 2016, the TSX completed its Remedial Review Process and determined that GeneNews met the Listing Requirements. Additionally on this date, the OSC lifted the MCTO on members of management of GeneNews.

Conflicts of Interest

Except as disclosed herein, to the best of the Company’s knowledge, there are no existing or potential material conflicts of interest between the Company and a director or officer of the Company. Certain directors and officers of the Company are currently serving, or may in the future, serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Company and their duties as directors or officers of such other companies.

AUDIT COMMITTEE DISCLOSURE

National Instrument 52-110 - Audit Committees (“NI 52-110”) requires issuers to disclose in their annual information forms certain information with respect to the existence, charter, composition, and education and experience of the members of their Audit Committees, as well as all fees paid to external auditors. The Audit Committee Charter is attached as Schedule A to this Circular and is also accessible on our website at www.zentaris.com.

Composition of the Audit Committee

Mr. Pierre-Yves Desbiens (Chairman), Mr. Peter G. Edwards and Mr. Gilles Gagnon are the current members of our Audit Committee, each of whom is independent and financially literate within the meaning of NI 52-110. The education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member is set out in his biography above.

Pre-Approval Policies and Procedures

The Audit Committee Charter provides that the committee shall approve all audit engagement fees and terms as well as reviewing policies for the provision of non-audit services by the external auditors and, when required, the framework for pre-approval of such services. The Audit Committee delegates to its Chairman the pre-approval of such non-audit fees. The pre-approval by the Chairman is then presented to the Audit Committee at its first scheduled meeting following such pre-approval.

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External Auditor Service Fees

In addition to performing the audit of our consolidated financial statements and its subsidiaries, PwC provided other services to us and our subsidiaries and billed us and our subsidiaries the following fees for each of our two most recently completed financial years.

Fees	Financial Year Ended December 31, 2020 (In US$)	Financial Year Ended December 31, 2019 (In US$)
Audit Fees(1)	578,288	469,331
Audit-Related Fees(2)	70,535	55,392
Tax Advisory Fees(3)	47,514	28,173
All Other Fees(4)	—	—
Total Fees:	696,337	552,897

(1)	Refers to all fees incurred in respect of audit services, being the professional services rendered by our external auditor for the audit and review of our financial statements as well as services normally provided by the external auditor in connection with statutory and regulatory filings and engagements.
(2)	Includes audit or attest services not required by statute or regulation, employee benefit plan audits, due diligence services, and accounting consultations on proposed transactions, including the review of prospectuses and prospectus supplements and the delivery of customary consent and comfort letters in connection therewith.
(3)	Refers to all fees incurred in respect of tax compliance, tax planning and tax advice.
(4)	Refers to all fees not included in audit fees, audit-related fees and tax fees.
(5)

The external auditor service fees for the financial year ended December 31, 2019 provided in our management information circular dated April 2, 2020 have been revised in the chart above to reflect certain clarifications.

LEGAL AND ADMINISTRATIVE PROCEEDINGS

The Company is not aware of any material legal, administrative or regulatory proceedings to which the Company was or is a party, or that any of its property is or was the subject of, during the financial year ended December 31, 2020. Further, the Company is not aware of any such material legal, administrative or regulatory proceedings being contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the Company’s knowledge, there are no material interests, direct or indirect, of any director or executive officer of the Company, any Shareholder that beneficially owns, or controls or directs (directly or indirectly), more than 10% of the votes attached to the Common Shares, or any associate or affiliate of any of the foregoing persons, in any transaction within the three most recently completed financial years or during the current financial year before the date hereof that has materially affected or is reasonably expected to materially affect the Company or any of its subsidiaries.

TRANSFER AGENT

The transfer agent and registrar for our Common Shares is Computershare Trust Company of Canada, 1500 University Street, 7th Floor, Montreal, Quebec, H3A 358.

MATERIAL CONTRACTS

The following are the only material agreements of the Company that are in effect as of the date hereof (other than certain agreements entered into in the ordinary course of business):

●	the United States and Canada License Agreement (as described below); and

●	the Licensing Agreement with Consilient Health (as described below).

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United States and Canada License Agreement

On January 16, 2018, the Company, through AEZS Germany, entered into a License Agreement with Strongbridge, to carry out development, manufacturing, registration and commercialization of Macrilen™ (macimorelin) in the U.S. and Canada, and received a cash payment of $24 million (the “2018 Agreement”).

Effective December 19, 2018, Strongbridge sold its rights to Macrilen™ (macimorelin) in Canada and the U.S. to NNBL, and NNBL agreed to fund Strongbridge’s Macrilen™ (macimorelin) field organization as a contract field force to promote the product in the U.S. for up to three years. This service agreement was terminated as of December 1, 2019.

On November 16, 2020, the Company announced that, through a wholly-owned subsidiary, it had entered into an amendment (the “Amendment”) of its existing License Agreement with NNBL related to the development and commercialization of macimorelin. Under the terms of the original License Agreement, NNBL was granted the exclusive right to commercialize macimorelin in the U.S. and Canada. NNBL is currently marketing macimorelin in the U.S. under the tradename Macrilen™ for the diagnosis of AGHD. The Amendment was intended to amend the 2018 Agreement to, among others:

●	Reflect the updated supply arrangement between the parties relating to the supply of the API Macimorelin acetate;

●	Grant NNBL a joint ownership interest in the Aeterna Patent Rights and Trademarks;

●	Amend responsibility between the Parties for the pediatric clinical trial for the Pediatric Indication (100% cost reimbursement up to EUR 9 million and 50% of exceeding costs per the Amendment, as compared to a total of 70% of costs in the 2018 Agreement); and

●	Modify the future payment obligations, i.e. reduction of royalty rate and waiver by the Company of the future regulatory milestone payment on FDA approval of Pediatric Indication.

Under the Amendment, Aeterna continues to retain all rights to macimorelin outside of the U.S. and Canada but, in demonstration of NNBL’s continued commitment to macimorelin, NNBL agreed to make an upfront payment to Aeterna of €5 million, which accelerates and replaces the U.S.$5 million later stage regulatory approval milestone that NNBL would have been required to pay only upon successful achievement of regulatory approval of macimorelin in the U.S. for the diagnosis of CGHD. The Company received the €5 million in December 2020.

Under the Amendment, both companies will continue to closely coordinate the activities related to the development and commercialization of macimorelin in the U.S. and Canada through a joint steering committee, with each party having decision rights in certain areas. NNBL will also receive co-ownership of the U.S. and Canadian patents and trademarks owned by Aeterna on macimorelin but will be required to transfer co-ownership in those patents back to Aeterna on the occurrence of certain termination events.

In addition, upon regulatory approval of macimorelin in the U.S. for the diagnosis of CGHD, if NNBL determines not to commercialize macimorelin in Canada, then Aeterna has the option to exclusively license rights to macimorelin in Canada (but not in U.S.) to a third party. The Amendment also confirms that Aeterna has the right to use the results from Study P02, if successful, to support Aeterna in seeking regulatory approval and in its ongoing efforts to seek partnering opportunities for macimorelin in Europe and other regions outside of the two countries licensed to NNBL, the U.S. and Canada.

Under the Amendment, for as long as Macrilen™ (macimorelin) is patent-protected, the Company will be entitled to a 8.5% royalty on net sales up to $40 million, 15% royalty on net sales between $40 million and $75 million, and an 18% royalty on net sales above $75 million. Following the end of patent protection in the U.S. or Canada for Macrilen™ (macimorelin), the Company will be entitled to a 5% royalty on net sales in that country.

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In addition, the Company will also receive one-time payments from NNBL following the first achievement of the following commercial milestone events:

●	$4 million on achieving $25 million annual net sales,

●	$10 million on achieving $50 million annual net sales,

●	$20 million on achieving $100 million annual net sales,

●	$40 million on achieving $200 million annual net sales, and

●	$100 million on achieving $500 million annual net sales.

The Amendment will expire at the end of a defined royalty period in each of the U.S. and Canada, at which time the license that the Company granted will become irrevocable, fully paid-up, perpetual and royalty-free in such country. The licensee has the right to terminate the Amendment if there is a safety concern related to Macrilen™ (macimorelin), withdrawal of regulatory approval for Macrilen™ (macimorelin) in the U.S. believed to be permanent, two hundred and seventy (270) days prior written notice, or if the Company commits a material breach of any term of the Amendment that it fails to cure within ninety (90) days after receiving written notice of the breach. The Company has the right to terminate the Amendment if the licensee commits a material breach of any term of the Amendment that it fails to cure within ninety (90) days after receiving written notice of the breach. If the breach relates to Canada then the Company shall only have the right to terminate the Amendment in relation to Canada. If the breach relates to the U.S., then the Company shall have the right to terminate the Amendment in its entirety. If NNBL terminates the Amendment early or the Company terminates because of a material breach by NNBL, then the joint ownership rights will be returned to the Company.

The Amendment contains customary provisions related to, among other things, confidentiality and non-disclosure, representations and warranties, indemnity and dispute resolution. The Amendment is governed by the laws of Switzerland.

European Economic Area and United Kingdom License Agreement

On December 7, 2020, we announced that we entered into an exclusive licensing agreement with Consilient Health, for the commercialization in the European Economic Area and the United Kingdom of macimorelin in any diagnostic application, including the diagnosis of patients with AGHD and, subject to receipt of regulatory approval, CGHD. The licensed rights include the licensed trademarks (if any), the licensed know how, the licensed patent rights and any improvements thereon. The Company had until February 2021 to supply CH with all licensed know how and to take all necessary steps to transfer the existing regulatory approvals to CH.

As consideration for the right to commercialise the licensed product, CH has agreed certain milestones as summarized below:

One-time payment (non-refundable and non-creditable)

●	Payment of Euro 1 million thirty (30) days after the effective date of the Licensing Agreement;

Paediatric Use Regulatory payment (non-refundable and non-creditable)

●	Grant of first marketing authorization from the European Commission for Paediatric Use of Euro 500,000.

Regulatory payments (non-refundable and non-creditable)

●	Upon receipt of pricing and reimbursement approval in France, Germany, Italy, Spain and the United Kingdom upon price per test of:

●	Above Euro 300: Euro 200,000 per country;

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●	Euro 250 to Euro 300: Euro 100,000 per country; and

●	Achievement of a mean average reimbursement price of above Euro 300 in France, Germany, Italy, Spain and UK of Euro 500,000.

Commercial milestones (non-refundable and non-creditable)

●	Annual net sales reaching Euro 4 million for payment of Euro 250,000;

●	Annual net sales reaching Euro 6 million for payment of Euro 400,000;

●	Annual net sales reaching Euro 8 million for payment of Euro 600,000; and

●	Annual net sales reaching Euro 10 million for payment of Euro 1,000,000.

Royalties

●	10.0% for up to Euro 2 million annual net sales;

●	12.5% between Euro 2 million and Euro 3 million net sales;

●	15.0% between Euro 3 million and Euro 4 million net sales; and

●	20.0% for above Euro 4 million net sales.

The license remains in full force and effect (i) as long as the licensed product is covered by a valid claim in any country covered by the licensing agreement; (ii) the expiration of any regulatory marketing exclusivity period or other statutory designation that provides similar exclusivity for the commercialisation of the licensed product in any country covered by the licensing agreement; or (iii) on a country by country of the covered territory, and licensed product by licensed product basis, for a period of ten (10) years after the first commercial sale date in the respective country, whichever term is longer. The licensee has the right to terminate the license in certain circumstances.

INTEREST OF EXPERTS

The Company’s Independent Registered Public Accounting Firm for fiscal 2020 were PricewaterhouseCoopers LLP, PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, M5J 0B2. PricewaterhouseCoopers LLP is independent of the Company in accordance with the applicable rules of professional conduct/code of ethics of The Chartered Professional Accountants of Ontario.

ADDITIONAL INFORMATION

Additional financial information is provided in the Company’s financial statements and MD&A for the most recently completed financial year. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the Company’s management information circular dated April 2, 2020 in respect of the Company’s Annual General and Special Meeting of Shareholders held on May 15, 2020.

These documents, along with additional information about the Company may be found on SEDAR at www.sedar.com and the Company’s website at www.zentaris.com. We will provide copies of these documents to any person or company upon request to our Corporate Secretary, at 315 Sigma Drive, Summerville, South Carolina, USA, 29486.

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SCHEDULE A

AUDIT COMMITTEE CHARTER

1.	MISSION STATEMENT

The Audit Committee (the “Committee”) of Aeterna Zentaris Inc. (the “Corporation”) will assist the Board of Directors in fulfilling its oversight responsibilities. The Committee will review the financial reporting process, the system of internal control, the audit process, and the Corporation’s process for monitoring compliance with laws and regulations and with the Code of Ethical Conduct. In performing its duties, the Committee will maintain effective working relationships with the Board of Directors, management, and the external auditors. To effectively perform his or her role, each Committee member will obtain an understanding of the detailed responsibilities of Committee membership as well as the Corporation’s business, operations, and risks.

The function of the Committee is oversight and while it has the responsibilities and powers set forth in this charter, it is neither the duty of the Committee to plan or to conduct audits or to determine that the Corporation’s financial statements are complete, accurate and in accordance with generally accepted accounting principles, nor to maintain internal controls and procedures.

2.	POWERS

The Board authorizes the Committee, within the scope of its responsibilities, to:

(a)	Perform activities within the scope of its charter.

(b)	Engage independent counsel and other advisers as it deems necessary to carry out its duties.

(c)	Set and pay the compensation for any advisors it employs.

(d)	Ensure the attendance of officers and/or other key employees having a finance or accounting function at meetings as appropriate.

(e)	Have unrestricted access to members of management, employees and relevant information.

(f)	Communicate directly with the internal and external auditors.

3.	COMPOSITION

(a)	The Committee shall be formed of at least three members, each of which shall qualify as an independent director, as determined by the Board in accordance with applicable securities laws and standards of the stock exchanges on which the Corporation’s securities are listed.

(b)	Each member shall provide a useful contribution to the Committee.

(c)	All members must be financially literate as defined in accordance with applicable securities laws and standards of the stock exchanges on which the Corporation’s securities are listed.

(d)	In addition, for as long as the Corporation’s securities are listed on the Nasdaq Stock Market, at least one member of the Committee must have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication.

(e)	The chairperson of the Committee shall be appointed by the Board from time to time.

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(f)	The term of the mandate of each member shall be one year.

(g)	The quorum requirement for any meeting shall be two members.

(h)	The secretary of the Committee shall be the secretary of the Corporation or any other individual appointed by the Board.

4.	MEETINGS

(a)	If deemed necessary, the Committee may invite other individuals.

(b)	External auditors shall be invited, if needed, to make presentations to the Committee.

(c)	The Committee shall meet at least four times a year. Special meetings may be held if needed. If deemed necessary, external auditors may invite members to attend any meeting.

(d)	The Committee will meet with the external auditors at least once a year without management presence.

(e)	The minutes of each meeting shall be recorded.

5.	ROLE AND RESPONSIBILITIES

(a)	Financial Information.

(i)	Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.

(ii)	Ask management and external auditors about significant risks and exposures and the plans to minimize such risks.

(iii)	Review the unaudited interim financial statements, the audited annual financial statements in addition to any documents which accompany such financial statements, such as the report of the external auditors, and obtain an explanation from management of all material variances between comparative reporting periods, prior to filing or disclosure. Without restricting the generality of the foregoing, the Committee shall discuss with management and the external auditors to the extent required, any issues and disclosure requirements regarding (a) the use of “pro forma” or “adjusted” non-GAAP/non-IFRS information, (b) any off balance sheet arrangements, and (c) any going concern qualification. Determine whether they are complete and consistent with the information known to Committee members, and assess whether the financial statements reflect appropriate accounting principles and recommend their approval to the Board of Directors.

(iv)	Review and recommend for approval by the Board, all public disclosure documents containing audited or unaudited financial information, including Management’s Discussion and Analysis of financial condition and results of operations, all sections of the Annual Report on Form 20-F, quarterly reports and press releases concerning annual and interim financial results, and consider whether the information is adequate and consistent with members’ knowledge about the Corporation and its operations and financial position.

(v)	Be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the public disclosure referred to in the two preceding paragraphs, and periodically assess the adequacy of those procedures.

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(vi)	Review the compliance of the President and Chief Executive Officer and of the Chief Financial Officer certification letter on the Corporation’s controls and procedures disclosure of information and the attestation by management of the financial reports.

(vii)	Pay particular attention to complex and/or unusual transactions such as restructuring charges and derivative disclosures.

(viii)	Focus on judgmental areas such as those involving valuation of assets and liabilities including, for example, the accounting for and disclosure of: obsolete or slow-moving inventory; loan losses; warranty, product, and environmental liability; litigation reserves and other commitments and contingencies.

(ix)	Meet with management and the external auditors to review the financial statements and the results of the audit.

(x)	Consider management’s handling of proposed audit adjustments identified by the external auditors.

(xi)	Ensure that the external auditors communicate certain required matters to the Committee.

(xii)	Be briefed on how management develops and summarizes quarterly financial information, the extent to which the external auditors review quarterly financial information, and whether that review is performed on a pre- or post-issuance basis.

(xiii)	Meet with management and, if a pre-issuance review was completed, with the external auditors, either by telephone or in person, to review the interim financial statements and the results of the review.

(xiv)	To gain insight into the fairness of the interim financial statements and disclosures, obtain explanations from management on whether:

(A)	Actual financial results for the quarter or interim period varied significantly from budgeted or projected results;

(B)	Changes in financial ratios and relationships in the interim financial statements are consistent with changes in the Corporation’s operations and financing practices;

(C)	International Financial Reporting Standards (Generally accepted accounting principles) have been (consistently) applied;

(D)	There are any actual or proposed changes in accounting or financial reporting practices;

(E)	There are any significant or unusual events or transactions;

(F)	The Corporation’s financial and operating controls are functioning effectively;

(G)	The Corporation has complied with the terms and conditions of loan agreements or security indentures; and

(H)	The interim financial statements contain adequate and appropriate disclosures.

(xv)	Ensure that the external auditors communicate certain required matters to the Committee.

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6.	EXTERNAL AUDIT

(a)	Review the professional qualification of the auditors (including background and experience of partner and auditing personnel).

(b)	Consider and make any necessary determinations with respect to the independence of the external auditor and any potential conflicts of interest.

(c)	Review on an annual basis the performance of the external auditors and make recommendations to the Board for their compensation, their appointment, retention and termination of their appointment.

(d)	Perform a comprehensive review of the external auditors at least once every five years.

(e)	Oversee the work of the external auditors, including the resolution of disagreements between management and the external auditors regarding financial reporting.

(f)	Require the external auditors to report directly to the Committee and make sure to receive periodic reports from the external auditors.

(g)	Review and approve the external auditors’ scope and plan of the annual audit, as well as the approach for the current year in light of the Corporation’s present circumstances and changes in regulatory and other requirements.

(h)	Annually, or more frequently as may be required, consult with the external auditors, without the presence of management, as to internal controls, the fullness and accuracy of the financial statements, any significant difficulties encountered during the course of the audit or access to required information, the quality of financial personnel, the level of co-operation received from management any unresolved material differences of opinion or disputes.

(i)	Discuss with the external auditor the appropriateness of the accounting policies applied in the Corporation’s financial reports and whether they are considered as aggressive, balanced or conservative.

(j)	Approve all audit engagement fees and terms as well as reviewing policies for the provision of non-audit services by the external auditors and, when required, the framework for pre-approval of such services.

(k)	Pre-approve all audit, audit-related and non-audit services to be provided to the Corporation or any of its subsidiaries, by the external auditors (and its affiliates), in accordance with applicable securities laws (or delegate such pre-approval if and to the extent permitted by law), and consider the potential impact of such services on the independence of the external auditors, provided that the external auditors may not be retained by the Corporation to perform specifically listed categories of non-audit services as set forth by the SEC.

(l)	Review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

(m)	Review post-audit or management letters, containing recommendations of the external auditors and management’s response, including the evaluation by the external auditors of the adequacy and effectiveness of management’s internal control systems and procedures for financial reporting, and management’s responses to any identified weaknesses. xiv. Review any other material written communication provided by the external auditors to the Corporation’s management and submitted to the Committee.

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7.	INTERNAL CONTROL

(a)	Evaluate whether management is setting the appropriate tone at the top by communicating the importance of internal controls and ensuring that all individuals possess an understanding of their roles and responsibilities.

(b)	Understand the controls and processes implemented by management to ensure that the financial statements derive from the underlying financial systems, comply with relevant standards and requirements, and are subject to appropriate management review.

(c)	Discuss with the external auditors and management, the adequacy and effectiveness in the design and operation of the disclosure controls and internal controls of the Corporation and make recommendations for the improvement of such controls or particular areas where new or more detailed controls or procedures are desirable.

(d)	Satisfy itself as to the adequacy of the Corporation’s review procedures regarding disclosure of other financial information.

(e)	Gain an understanding of the current areas of financial risk and how these are being handled by the management.

(f)	Focus on the extent to which management reviews computer systems and applications, the security of such systems and applications, and the contingency plan for processing financial information in the event of a systems breakdown.

(g)	Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

(h)	Ensure that the external auditors keep the Committee informed about fraud, illegal acts, deficiencies in internal control, and any other matter deemed appropriate.

(i)	Monitor and supervise procedures for (1) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and (2) for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

8.	CORPORATE GOVERNANCE

(a)	Review the effectiveness of the system for monitoring compliance with laws and regulations and the results of management’s investigation and follow-up (including disciplinary action) on any fraudulent acts or accounting irregularities.

(b)	Periodically obtain updates from management, general counsel, and tax director regarding compliance.

(c)	Be satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements.

(d)	Review the findings of any examinations by regulatory agencies.

(e)	Ensure that a Code of Ethical Conduct is formalized in writing and that all employees are aware of it.

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(f)	Review periodically, in consultation with the Nominating, Governance and Compensation Committee and the Board of Directors, the content of the Code of Ethical Conduct and make sure employees are informed of amendments.

(g)	Evaluate whether management is setting the appropriate tone at the top by communicating the importance of the Code of Ethical Conduct and the guidelines for acceptable business practices.

(h)	Review the program for monitoring compliance with the Code of Ethical Conduct.

(i)	Periodically obtain updates from management and general counsel regarding compliance.

9.	OTHER RESPONSIBILITIES

(a)	Meet with the external auditors and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately.

(b)	Ensure that significant findings and recommendations made by the external auditors are received and discussed on a timely basis.

(c)	Review, with the Corporation’s counsel, any legal matters that could have a significant impact on the Corporation’s financial statements.

(d)	Review the policies and procedures in effect for considering officers’ expenses and perquisites.

(e)	If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist.

(f)	Perform other oversight functions as requested by the full Board.

(g)	Regularly update the Board of Directors about Committee activities and make appropriate recommendations.

(h)	Ensure the Board is aware of matters that may significantly impact on the financial condition or affairs of the business.

(i)	Prepare any reports required by law or standards of the stock exchanges on which the Corporation’s securities are listed or requested by the Board, for example a report on the Committee’s activities and duties to be included in the section on corporate governance in the Annual Report on Form 20-F.

(j)	Prepare and review with the Board, in the manner the Committee deems appropriate, an annual performance evaluation of the Committee and its members, comparing its performance with the requirements of this charter.

(k)	Review and update the Committee charter annually.

(l)	Discuss any changes required to be made to this charter with the Board and ensure the charter and any such changes are approved by the Board.

Adopted and approved by the Board of Directors on May 5, 2000, and amended by the Board of Directors on each of February 26, 2004, February 28, 2006, March 4, 2008, March 10, 2009, March 23, 2010 and amended and restated on November 4, 2014.

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